Exhibit 99.4

Execution Copy

TRANSITIONAL SERVICES AND SEPARATION AGREEMENT

AMONG

FIRSTSERVICE CORPORATION

AND

NEW FSV CORPORATION

AND

FSV HOLDCO ULC

AND

FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICES INC.

AND

OTHERS

June 1, 2015

TABLE OF CONTENTS
Page

Article 1 INTERPRETATION		3
1.1	Definitions	3
1.2	Construction	21
1.3	Currency	22
1.4	Schedules	22

Article 2 THE SPIN-OFF		22
2.1	Spin-off	22
2.2	Implementation	23
2.3	New FSV Reorganization	23
2.4	Jayset Reorganization	25
2.5	Further Assurances	26
2.6	Certain Resignations	28
2.7	InterCompany Accounts	29
2.8	Cooperation	29
2.9	No Representations or Warranties	30
2.10	Mutual Licenses

Article 3 POST-REORGANIZATION INTER COMPANY MATTERS		31
3.1	Trademarks	31
3.2	Litigation	32
3.3	Treatment of Payments Post-Reorganization	35
3.4	References in Contracts to FirstService	36

Article 4 INSURANCE MATTERS		36
4.1	Termination of Insurance on New FSV Assets and Liabilities	36
4.2	Administration of Current Insurance Arrangements	36
4.3	Directors' and Officers' Insurance	37
4.4	Cooperation	38

Article 5 TAXES		38
5.1	Elections and Designations	38
5.2	Preparation and Filing of Tax Returns	39
5.3	Manner of Tax Return Preparation	39
5.4	Colliers' Liability for Taxes and Entitlement to Benefits	39
5.5	New FSV's Liability for Taxes and Entitlement to Benefits	39
5.6	Continuing Covenants	40
5.7	Cooperation	40
5.8	Transfer Taxes	40

Article 6 ACCESS TO INFORMATION AND CONFIDENTIALITY		40
6.1	Corporate Minute Books and Corporate Seals	40
6.2	Access to Records	41
6.3	Retention of Records	42
6.4	Access to Employees	42
6.5	Confidentiality	42
6.6	Restricted Information Practices	44
6.7	Cooperation with Respect to Government Reports and Filings	44

6.8	Limitations on Providing Access to Records	45
6.9	Privacy	45
6.10	Protective Arrangements	46
6.11	Business Decisions	46
6.12	Limited Liability	46

Article 7 TERMINATION AND MUTUAL RELEASE		46
7.1	Termination of Agreements	46
7.2	Mutual Release	47
7.3	Waiver of Conflict	48

Article 8 TRANSITION SERVICES & FACILITIES		48
8.1	Supply of Transition Services	48
8.2	Additional Transition Services and Service Variations	49
8.3	Performance of Transition Services and Access	49
8.4	Nature of Relationship	50
8.5	Standard of Care	51
8.6	Transition Services Fees	51
8.7	Term and Termination of Transition Services	52
8.8	New FSV Office Premises and Facilities	52

Article 9 INDEMNIFICATION		53
9.1	Indemnification in Favour of Colliers Indemnified Parties	53
9.2	Indemnification in Favour of New FSV Indemnified Parties	54
9.3	Agreement to Indemnify Officers, Directors & Others	55
9.4	Continuing Indemnification Obligations	55
9.5	Indemnification Agreements	55
9.6	Backstop Indemnity	55
9.7	Other Liabilities	56
9.8	Procedure for Third Party Claims	56
9.9	Procedure for Direct Claims	58
9.10	Failure to Give Timely Notice	58
9.11	Reductions and Subrogation	58
9.12	Tax Effect	59
9.13	Payment and Interest	60
9.14	Judgment Currency	60
9.15	Exclusive Remedy	60
9.16	Mitigation	61

Article 10 DISPUTE RESOLUTION		61
10.1	Dispute Resolution Procedures	61
10.2	Claims Procedure	61
10.3	Escalation Procedures	62
10.4	Arbitration	62
10.5	Costs	64
10.6	Confidentiality	64
10.7	Without Prejudice	65

Article 11 MANAGEMENT SERVICES		65

- ii -

Article 12 GENERAL PROVISIONS		65
12.1	Termination	65
12.2	Further Assurances	65
12.3	Transaction Costs and Regulatory Fees	66
12.4	Post-Closing Cooperation Costs	66
12.5	Notices	66
12.6	Time of Essence	67
12.7	Assignment	67
12.8	Binding Effect	67
12.9	Waiver	67
12.10	No Personal Liability	67
12.11	Limitation of Liability	68
12.12	Invalidity of Provisions	68
12.13	Entire Agreement	68
12.14	Indemnification Under Arrangement Agreement	69
12.15	Governing Law	69
12.16	No Third Party Beneficiaries	69
12.17	Counterparts	69
12.18	Cooperation	70
12.19	Late Payments	70
12.20	Remedies	70
12.21	Force Majeure	70
12.22	Publicity	70
12.23	Survival of Covenants	70
12.24	Remedies Cumulative	71
12.25	Set-Off	71
12.26	Compliance with Laws	71
12.27	Amendment	71
12.28	Acknowledgement	71

- iii -

THIS TRANSITIONAL SERVICES AND SEPARATION AGREEMENT is made effective as of 12:00:01 a.m. (Toronto, Ontario local time) on the 1st day of June, 2015

AMONG:

FIRSTSERVICE CORPORATION, a corporation existing pursuant to the laws of the Province of Ontario ("FirstService")

- and -

NEW FSV CORPORATION, a corporation existing pursuant to the laws of the Province of Ontario ("New FSV")

- and -

FSV HOLDCO ULC, an unlimited liability company existing pursuant to the laws of the Province of British Columbia ("FSV Holdco")

- and -

FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICES INC., a corporation existing pursuant to the laws of the Province of Ontario ("FCRESI")

- and -

JAYSET CAPITAL CORP., a corporation existing pursuant to the laws of the Province of Ontario ("Jayset")

- and -

JAYSET MANAGEMENT CIG INC., a corporation existing pursuant to the laws of the Province of Ontario ("Jayset CIG")

- and -

JAYSET MANAGEMENT FSV INC., a corporation existing pursuant to the laws of the Province of Ontario ("Jayset FSV")

- and -

JAY S. HENNICK, an individual resident in the City of Toronto, Ontario ("Hennick")

WHEREAS:

A.
the business of FirstService, a publicly-traded corporation formed by amalgamation under the laws of the Province of Ontario pursuant to a Certificate and Articles of Amalgamation effective April 1, 1999, as amended, consists of the following three divisions: (i) the "Colliers International" commercial real estate services division; (ii) the "FirstService Residential" residential real estate services division; and (iii) the "FirstService Brands" property services division;

B.
pursuant to an Arrangement (as defined herein), FirstService wishes to separate and spin-off (the "Spin-off") the businesses which make up its "FirstService Residential" residential real estate services division and its "FirstService Brands" property services division (collectively, the "Separated Businesses"), and the assets and liabilities respectively referable to such divisions, into a new public company, as more particularly set out in the Arrangement Agreement (as defined herein), so that following completion of the Arrangement, New FSV and its Affiliates (as defined herein) will carry on the Separated Businesses as a separate publicly-traded company, and Colliers (as defined herein) and its Affiliates will continue to carry on the businesses which make up the "Colliers International" commercial real estate services division and any other businesses, other than the Separated Businesses, that FirstService and its Affiliates carried on prior to the Reorganization Time (as defined herein) (collectively, the "Colliers Businesses");

C.	New FSV has been incorporated in order to facilitate and participate in the Arrangement;

D.	FSV Holdco and FCRESI, both Subsidiaries (as defined herein) of FirstService, have agreed to participate in the Arrangement;

E.
Jayset currently provides management and other services to FirstService pursuant to the FirstService MSA (as defined herein) in respect of the Colliers Businesses and the Separated Businesses, and to facilitate the continuity of these management and other services following the Spin-off, FirstService, Jayset and Hennick will restate the FirstService MSA in the manner, and at the time, described in Section 11.2;

F.
as part of the Spin-off, effective as at the Reorganization Time, the Assets (as defined herein) of FirstService attributed by FirstService to the Separated Businesses will be conveyed, licensed, assigned or otherwise transferred to FSV Holdco, as described in Article 2, and the parties intend for this transfer to occur on a tax-deferred basis under the provisions of subsection 85(1) of the Tax Act (as defined herein) (the "New FSV Reorganization");

G.
in connection with the Spin-off, Jayset will divide its existing management and other services business into two separate businesses comprised of its management and other services business relating to the Colliers Businesses (the "Colliers Management Services") and its management and other services business relating to the Separated Businesses (the "Separated Businesses Management Services"), and in connection therewith and concurrently with the New FSV Reorganization: (i) the Assets of Jayset attributed by Jayset to its management and other services business which provides the Colliers Management Services will be conveyed, licensed, assigned or otherwise transferred to Jayset CIG, and the liabilities of Jayset relating to the Assets so transferred and to Jayset's management and other services business relating to the Colliers Management Services will be assumed by, or will otherwise become obligations of, Jayset CIG, as described in Article 2; and (ii) the Assets of Jayset attributed by Jayset to its management and other services business which provides the Separated Businesses Management Services will be conveyed, licensed, assigned or otherwise transferred to Jayset FSV, and the liabilities of Jayset relating to the Assets so transferred and to Jayset's management and other services business relating to the Separated Businesses Management Services will be assumed by, or will otherwise become obligations of, Jayset FSV, as described in Article 2 (collectively, the "Jayset Reorganization", and together with the New FSV Reorganization, the "Reorganization"), and the parties intend for these transfers to occur on a tax-deferred basis under the provisions of subsection 85(1) of the Tax Act;

H.
to further facilitate the continuity of management and other services following the Spin-off, the agreements and arrangements under the FirstService MSA, as so transferred or assumed as part of the Reorganization, will be documented by the applicable parties as the Colliers MSA and the New FSV MSA (as each such term is defined herein), in accordance with subsection 2.5(h);

I.
it is proposed that, after giving effect to the Reorganization, and pursuant to the Arrangement, among other things: (i) FSV Holdco will hold the Separated Businesses, and the assets and liabilities respectively referable to such businesses, and will become a wholly-owned Subsidiary of New FSV and wind-up into New FSV, New FSV will change its name to "FirstService Corporation" and New FSV will be a reporting issuer (or the equivalent) in each of the provinces of Canada; (ii) FCRESI will (outside of the Arrangement) become a wholly-owned Subsidiary of FirstService; and (iii) FirstService will, outside of FSV Holdco and through FCRESI, continue to hold the Colliers Businesses, and the assets and liabilities referable to such businesses, and will amalgamate with FCRESI to form a corporation, Colliers, that will be named "Colliers International Group Inc.", and Colliers will continue to be a reporting issuer (or the equivalent) in each of the provinces of Canada;

J.
upon the wind-up of FSV Holdco into New FSV pursuant to the Arrangement, New FSV will be entitled to the rights and benefits, and will be subject to the obligations, of FSV Holdco under this Agreement;

K.
upon the amalgamation of FirstService and FCRESI pursuant to the Arrangement, Colliers will be entitled to the rights and benefits, and will be subject to the obligations, of each of FirstService and FCRESI under this Agreement; and

L.
the Parties (as defined herein) hereto desire to make certain covenants and agreements in connection with the Spin-off and the Reorganization and to prescribe various facilities, provisions and services to be provided upon completion of the Reorganization and the Arrangement.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration now paid by each of the Execution Parties (as defined herein) to the others of them, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Execution Parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1           Definitions.

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms have the following meanings, respectively:

"Accounts Receivable" means all accounts receivable, book debts and other debts due or accruing with respect to the Separated Businesses;

"Action" means any lawsuit, arbitration, or other legal proceeding, including any inquiry, hearing, proceeding or investigation by or before any Governmental Authority;

"Affiliate" means, in respect of any Person, another Person if: (a) one of them is the Subsidiary of the other; or (b) each of them is Controlled by the same Person, provided that, for the purposes of this Agreement, prior to the Effective Time, an "Affiliate" of FirstService shall include FSV Holdco and New FSV and any Subsidiary of FSV Holdco or New FSV and an "Affiliate" of FSV Holdco or New FSV shall include FirstService and any Subsidiary of FirstService, and from and after the Effective Time, an "Affiliate" of FirstService or Colliers shall not include FSV Holdco or New FSV or any Subsidiary of FSV Holdco or New FSV and an "Affiliate" of FSV Holdco or New FSV shall not include FirstService or Colliers or any Subsidiary of FirstService or Colliers;

"Agreed Amount" has the meaning ascribed thereto in Section 9.9;

"Agreement" means this Transitional Services and Separation Agreement and all schedules attached to this Transitional Services and Separation Agreement, all as amended, supplemented or restated from time to time;

"Applicable Law" means: (i) any applicable domestic or foreign law, including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law;

"Arrangement" means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement, or made at the direction of the Court;

"Arrangement Agreement" means the Arrangement Agreement made as of the 11th day of March, 2015 among FirstService, New FSV, FS Holdco and FCRESI, and all schedules attached to such Arrangement Agreement, in each case, as amended, modified or supplemented from time to time in accordance with its terms;

"Arrangement Resolution" means the special resolution of the FirstService Shareholders approving the Plan of Arrangement in accordance with the Interim Order;

"Articles of Arrangement" means the articles of arrangement of FirstService in respect of the Arrangement, to be filed with the Director after the Final Order is made, which shall include the Plan of Arrangement;

"Assets" means with respect to any Person, any and all assets, properties, interests and rights legally or beneficially owned by that Person, wherever located, whether real, personal or mixed, tangible or intangible, including the following (in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person): (i) cash, notes and accounts and notes receivable (whether current or non-current); (ii) certificates of deposit, banker's acceptances, stock (including the capital stock or other equity securities in any Affiliate), debentures, bonds, notes, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements, collateral-trust certificates, certificates or subscriptions, transferable shares, investment contracts, letters of credit and performance and surety bonds, voting-trust certificates, puts, calls, straddles, options and other securities of any kind, and all loans, advances, or other extensions of credit or capital contributions to any other Person; (iii) rights under leases, contracts, licenses, permits, distribution arrangements, sales and purchase agreements, joint operating agreements, other agreements and business arrangements; (iv) leases, licenses, permits, reservations, certificates of title and other documents of title and agreements; (v) real property, whether owned or leased; (vi) fixtures, trade fixtures, machinery, equipment, tools, dies and furniture; (vii) office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind, including all office equipment, motor vehicles and other transportation equipment and other tangible personal property; (viii) computers and other data processing equipment and software; (ix) tangible property and assets; (x) raw materials, work-in-process, finished goods, consigned goods and other inventories; (xi) prepayments or prepaid expenses; (xii) claims, causes of action, rights under express or implied warranties, rights of recovery and rights of set-off of any kind; (xiii) the right to receive mail, payments on accounts receivable and other communications; (xiv) Records; (xv) goodwill as a going concern and other intangible properties; (xvi) licenses and authorizations issued by any Governmental Authority; and (xvii) Intellectual Property Assets, provided that, "Assets" shall not include any Asset relating to employee benefit and incentive plans and "Assets" of a Person shall include all Assets that are held by another Person for the benefit of such first Person under a bare trust, agency, nominee or similar arrangement;

"Business Day" means a day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario, Canada, when banks are generally open for the transaction of business in Toronto, Ontario, Canada;

"Canadian Tax Ruling" means the advance income tax rulings [redacted] received from the CRA with respect to certain Canadian federal income tax consequences in respect of the Pre-Arrangement Transactions, the Arrangement and certain other transactions and any replacements thereof or amendments or supplements thereto received or anticipated to be received from the CRA, in form and substance satisfactory to FirstService, in its sole discretion; [Redaction of the date of the Canadian Tax Ruling]

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director, pursuant to subsection 183(2) of the OBCA, in order to give effect to the Articles of Arrangement;

"Circular" means the management information circular of FirstService dated March 16, 2015 relating to, among other things, the Arrangement, including all appendices and schedules thereto, and any information incorporated by reference therein, sent to the FirstService Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

"Claimed Amount" has the meaning ascribed thereto in Section 9.9;

"Claim Notice" has the meaning ascribed thereto in Section 9.8;

"Colliers" means the corporation governed by the OBCA continuing following the amalgamation of FirstService and FCRESI pursuant to the Arrangement, to be named "Colliers International Group Inc.";

"Colliers Assets" means, without duplication, the following assets:

(i)
all Assets owned by FirstService or its Affiliates at any time at or prior to the Reorganization Time, including the Excluded Assets (except to the extent that any of the foregoing Assets are Shared Contracts or Shared Assets, in which case they shall be dealt with in subparagraphs (iii) or (iv) of this definition of "Colliers Assets", as applicable);

(ii)
all rights and benefits of FirstService in respect of: (a) Colliers Litigation; (b) Joint Litigation; and (c) Colliers' entitlement to certain Insurance Proceeds under the Current Insurance Arrangements in connection with subsection 4.2(a);

(iii)	with respect to Shared Contracts, the rights and benefits in respect of the provisions thereof that relate to the Colliers Businesses; and

(iv)
with respect to Shared Assets, the rights and benefits in respect of the uses thereof that relate to the conduct of the Colliers Businesses, including the right to hold legal title to such Shared Assets, if applicable, under the provisions of subsection 2.5(g), but shall not include the New FSV Assets after the Reorganization Time nor the issued and outstanding shares in the capital of FSV Holdco after the Effective Time;

"Colliers Balance Sheet" means the opening, consolidated balance sheet of Colliers immediately upon completion of the Arrangement;

"Colliers Businesses" has the meaning ascribed thereto in the recitals to this Agreement;

"Colliers Indemnified Parties" has the meaning ascribed thereto in Section 9.1;

"Colliers Information" means any Confidential Information that relates solely to FirstService or its Affiliates and does not relate to New FSV, FSV Holdco or their Affiliates, the Separated Businesses or the New FSV Assets;

"Colliers Intellectual Property" means all of FirstService's and its Affiliates' right, title and interest in or to Intellectual Property, other than the New FSV Intellectual Property;

"Colliers Interests" means, collectively, the Colliers Assets and the Colliers Liabilities, which after the Reorganization Time, shall not include the New FSV Interests;

"Colliers Liabilities" means, without duplication, the following Liabilities:

(i)	the Excluded Liabilities;

(ii)	the InterCompany Accounts payable by FirstService to FSV Holdco which are not settled in full on or prior to the Reorganization Time;

(iii)
all Liabilities of FirstService created hereunder in respect of: (a) the Colliers Litigation; (b) the Joint Litigation; and (c) the obligation to reimburse FSV Holdco for all Post-Closing Cooperation Costs in accordance with the provisions of this Agreement;

(iv)	with respect to Shared Contracts, the Liabilities in respect of the provisions thereof that relate to the Colliers Businesses;

(v)	with respect to Shared Assets, the Liabilities in respect of the uses thereof that relate to the conduct of the Colliers Businesses; and

(vi)
except to the extent covered in subparagraphs (i), (ii), (iii), (iv) and (v) of this definition of "Colliers Liabilities", those Liabilities of FirstService that are related to the Colliers Businesses or the Colliers Assets, whether arising or accruing at, prior to or after the Reorganization Time and whether the facts on which a Liability is based occurred at, prior to or after the Reorganization Time, but after the Reorganization Time, shall not include: (A) the New FSV Liabilities; (B) the Liabilities for Taxes described in Section 5.5; and (C) the Liabilities covered by the indemnity in Section 9.1;

"Colliers Licensed Intellectual Property" means the Intellectual Property owned by FirstService, and used in the Separated Businesses prior to the Reorganization Time, but excludes the New FSV Intellectual Property;

"Colliers Litigation" means those Actions as more particularly set out in Schedule B (Part 1) hereto;

"Colliers Management Services" has the meaning ascribed thereto in the recitals to this Agreement;

"Colliers MSA" means the FirstService MSA, as restated in accordance with subsection 2.5(h), in respect of the Colliers Businesses Services, by FirstService, Jayset CIG and Hennick, annexed hereto in Schedule H (Part 2), pursuant to which FirstService (and following the Effective Time, Colliers) will receive from Jayset CIG the various management and other services being provided by Jayset to FirstService in respect of the Colliers Businesses pursuant to the FirstService MSA, as restated in accordance with subsection 2.5(h);

"Colliers Percentage" means the percentage resulting from: (i) the book value of the Assets to be owned by Colliers immediately after the Effective Time; divided by (ii) the aggregate of the book value of Assets to be owned by Colliers and New FSV immediately after the Effective Time, calculated on the basis of the Colliers Balance Sheet and the New FSV Balance Sheet;

"Colliers' Records Retention Policy" means any records retention policy, guidelines and directives adopted by FirstService and in force and effect as at the Reorganization Time, as may from time to time be amended;

"Colliers Transition Services" means those services set out in Schedule F (Part 2), as such Schedule F (Part 2) may be amended from time to time upon the agreement of the Parties as provided for in Article 8 or otherwise, and "Colliers Transition Service" means any one of such services;

"Colliers Transition Services Fees" means the compensation (excluding Reimbursable Costs) payable by Colliers to New FSV in consideration for the provision the Colliers Transition Services, as set forth in Schedule F (Part 2) annexed hereto, with the fee for any one Colliers Transition Service being a "Colliers Transition Service Fee";

"Confidential Information" means any information which, by its nature, or by the nature of the circumstances surrounding its disclosure, ought in good faith to be treated as confidential (including the confidential information of third parties) and "Confidential Information" shall include any reports, analyses, compilations or other materials prepared by any Party or its Affiliates or their respective Representatives which contain, in whole or in part, or would reasonably be expected to reveal, such information, provided that, except as may otherwise be provided in a confidentiality agreement or other non-disclosure arrangement with a third party in respect of the information to which such agreement or arrangement relates, "Confidential Information" shall not include information that: (i) is, in respect of Personal Information, now or in the future, publicly available, and in respect of all other Confidential Information, is now or in the future, in the public domain, other than in violation of Section 6.5 (provided that where any part of such information is publicly available or in the public domain, as the case may be, but a compilation of information which includes such part is not publicly available or in the public domain, then such compilation shall not be treated as being publicly available or in the public domain and shall be treated as Confidential Information hereunder); (ii) is independently developed by the receiving Party, its Affiliates or their respective Representatives after the Reorganization Time without reference to the Restricted Information of any other Party; or (iii) becomes available to the receiving Party, its Affiliates or their respective Representatives from a third party, from a source other than another Party, and that, to the knowledge of the recipient, is not subject to any obligation to another Party to keep such information confidential;

"Consent" means any consent, authorization or approval of, or filing with, or notification to any Governmental Authority or any other Person that is necessary to consummate the transactions contemplated by this Agreement;

"Consideration" has the meaning ascribed thereto in subsection 2.3(b);

"Contracts" means any oral (if entered into in the ordinary course of business) or written contract, agreement, transaction, lease, license or legally binding sales order, purchase order, instrument, undertaking or other commitment;

"Control" means, when applied to a relationship between two Persons, that a Person (the "first Person") is considered to control another Person (the "second Person") if:

(i)
the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the voting securities only to secure a debt or similar obligation;

(ii)
the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or

(iii)	the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person,

and the term "Controlled" has a corresponding meaning;

"Corporate Taxes" means all income, capital (including large corporations), franchise, payroll and employment, withholding, goods and services or other similar value-added taxes, surtaxes, assessments and charges, together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection or non-remittance of, those taxes, surtaxes and withholdings that are imposed by any Governmental Authority on a legal entity or partnership;

"Court" means the Ontario Superior Court of Justice;

"CRA" means the Canada Revenue Agency, and any successor Governmental Authority thereto;

"Current Assets" means current assets to the extent any such item is considered to be a "current asset" in accordance with GAAP;

"Current Insurance Arrangements" means the Insurance Arrangements of FirstService existing immediately prior to the completion of the Arrangement that are owned or maintained by or on behalf of FirstService and that relate to any of the Colliers Interests or the New FSV Interests;

"Current Liabilities" means current liabilities to the extent any such item is considered to be a "current liability" in accordance with GAAP;

"Director" means the Director appointed pursuant to Section 278 of the OBCA;

"Dispute" has the meaning ascribed thereto in Section 10.1;

"Dispute Notice" has the meaning ascribed thereto in Section 10.3;

"Dissent Rights" means the right of a registered FirstService Shareholder to dissent in respect of the Arrangement pursuant to the procedures set forth in Section 185 of the OBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order and any other order of the Court;

"Effective Date" means the date shown on the Certificate of Arrangement (being the effective date of the Arrangement);

"Effective Time" means the time at which the steps to complete the Arrangement will commence, which will be 12:01 a.m. (Toronto, Ontario local time) on the Effective Date, subject to any amendment or variation in accordance with the terms of the Arrangement Agreement;

"Escalation Procedures" has the meaning ascribed thereto in Section 10.2;

"Excess" has the meaning ascribed thereto in Section 9.11;

"Excluded Assets" means those Assets listed in Schedule D (Part 2);

"Excluded Liabilities" means those Liabilities listed in Schedule C (Part 2);

"Execution Parties" means, collectively, the parties to this Agreement, and "Execution Party" means any one of them;

"Executory Contracts" means those Contracts between or among the Parties which come into force on or after the Reorganization Time or which exist prior to the Reorganization Time and are intended to survive and remain in force and effect beyond the Reorganization Time and which are listed or described in Schedule D (Part 1);

"FCRESI Governance Agreement" means the amended and restated governance and support agreement made as of the 7th day of August, 2012 between FCRESI and FirstService;

"FCRESI Arrangements" means the arrangements entered into between FirstService and one or more shareholders and/or optionholders of FCRESI (other than FirstService) and/or under the FCRESI Governance Agreement pursuant to which FirstService will acquire (outside and not as part of the Plan of Arrangement) all of the issued and outstanding shares (and options to acquire shares) of FCRESI it does not own for consideration consisting of new Subordinate Voting Shares in the capital of FirstService and/or cash and, following the effectiveness of which, FCRESI will be a wholly-owned subsidiary of FirstService;

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended, with or without variation, on appeal;

"FirstService Dissenting Shareholder" means a FirstService Shareholder who validly dissents from the Arrangement Resolution in compliance with the Dissent Rights and who has not withdrawn the exercise of such Dissent Rights and is ultimately determined to be paid fair value in respect of the FirstService Shares held by such FirstService Shareholder;

"FirstService MSA" means the management services agreement made effective as of and from the 1st day of February, 2004 among FirstService, Jayset and Hennick, as same may have been amended, pursuant to which FirstService retained Jayset to provide various management and other services, and Hennick agreed to perform such services on behalf of Jayset;

"FirstService Multiple Voting Shares" means the Multiple Voting Shares in the capital of FirstService (that will be re-designated under the Plan of Arrangement as "Class A Multiple Voting Shares");

"FirstService Shareholders" means, collectively, the holders of FirstService Subordinate Voting Shares and FirstService Multiple Voting Shares;

"FirstService Subordinate Voting Shares" means the Subordinate Voting Shares in the capital of FirstService (that will be re-designated under the Plan of Arrangement as "Class A Subordinate Voting Shares");

"FSV Holdco Consideration Shares" has the meaning ascribed thereto in subsection 2.3(b);

"FSV Holdco Licensed Intellectual Property" means the Intellectual Property owned by FSV Holdco, and used in the Colliers Businesses prior to the Reorganization Time, but excludes the Colliers Intellectual Property;

"FSV Holdco Note" has the meaning ascribed thereto in subsection 2.3(b);

"GAAP" means the accounting principles so prescribed, recommended or promulgated from time to time by the Financial Accounting Standards Board (or its successor) which are applicable as at the date on which any calculation made hereunder is to be effective or as at the date of any financial statements referred to herein, as the case may be, applied on a consistent basis and in the absence of a specific recommendation, such accounting principles as are generally accepted in practice in the United States of America applied on a consistent basis;

"Governmental Authority" means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board or agency, domestic or foreign; or (b) regulatory authority, including any securities commission or stock exchange;

"Indemnifiable Losses" means, with respect to any claim by an Indemnified Party for indemnification under this Agreement, any and all Losses suffered or incurred by the Indemnified Party relating thereto;

"Indemnified Party" means any Person actually or potentially entitled to indemnification from an Indemnifying Party pursuant to the provisions of this Agreement;

"Indemnifying Party" means any Party from which any Indemnified Party is seeking indemnification pursuant to the provisions of this Agreement;

"Indemnity Payment" means any amount required to be paid by an Indemnifying Party pursuant to Article 9;

"Industry Know-How" means: (i) any information available to a member of the public in any form or format; and (ii) any information, knowledge, education, training or experience of Persons who have had access to the Restricted Information or the Shared Information that would be known to any Person skilled in the art (namely, a Person who understands, as a practical matter, the problem to be overcome, how different devices or methods may work, and the likely effect of using them) who has not had access to the Restricted Information or the Shared Information, as the case may be;

"Initial Review Period" has the meaning ascribed thereto in Section 10.2;

"Insurance Administration" means, with respect to each Current Insurance Arrangement: (i) the accounting for premiums, retrospectively rated premiums, defense costs, indemnity payments, deductibles and retentions, as appropriate under the terms and conditions of each of the Current Insurance Arrangements; (ii) the reporting to Insurers of any losses or claims that may cause the per occurrence, per claim or aggregate limits of any Current Insurance Arrangement to be exceeded; and (iii) the processing of claims made under the Current Insurance Arrangements, including the reporting of claims to the Insurers' management and defense of claims and providing for appropriate releases upon settlement of claims;

"Insurance Arrangements" means insurance policies and insurance Contracts of any kind, including primary and excess policies, commercial general liability policies, automobile policies, product liability policies, directors' and officers' liability policies, fiduciary liability policies, workers' compensation policies (where applicable), together with the rights, benefits and privileges thereunder, but shall exclude self-insurance programs;

"Insurance Proceeds" means those monies received by an insured from an Insurer or paid by an Insurer on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively rated premium, deductible or self-insurance portion, retention or cost of reserve paid or held by or for the benefit of such insured;

"Insured Claim" means those Losses and Liabilities which, individually or in the aggregate, are covered within the terms and conditions of any of the Current Insurance Arrangements, whether or not subject to deductibles, co-insurance, uncollectability or retrospectively rated premium adjustments;

"Insurers" means third-party insurance carriers, and "Insurer" means any one of them;

"Intellectual Property" means: (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and re-examinations thereof in existence as at the Reorganization Time; (ii) trade-marks, trade dress, logos, trade-names, business names, corporate names and domain names together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith and all applications, registrations and renewals in connection therewith; (iii) copyrightable works, copyrights, and all applications, registrations and renewals in connection therewith; (iv) proprietary or confidential information and trade secrets (which, for greater clarity, includes proprietary or confidential know-how or show-how); and (vi) all copies and tangible embodiments of the foregoing (in whatever form or medium);

"Intellectual Property Assets" means, in the context of New FSV, the New FSV Intellectual Property and, in the context of Colliers, the Colliers Intellectual Property;

"InterCompany Accounts" means receivables, payables and other balances (including notes, loans and cash management balances) and investments in shares and other securities, in each case, in existence at the Reorganization Time, between the Persons operating any aspect of the Separated Businesses and the Persons operating any aspect of the Colliers Businesses;

"Interim Order" means the interim order of the Court concerning the Arrangement issued and entered on March 13, 2015 containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended or varied;

"IRC" means the United States Internal Revenue Code of 1986, as amended, and includes the Treasury Regulations promulgated thereunder;

"IT Systems" means information technology systems including hardware and software;

"Jayset Reorganization" has the meaning ascribed thereto in the recitals to this Agreement;

"Joint Litigation" means those Actions listed in Schedule B (Part 3);

"Leased Real Property" means all leasehold or subleasehold estates and other rights (other than freehold ownership rights) to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property;

"Liabilities" means, with respect to any Person, any and all liabilities, obligations, bonds, indemnities and similar obligations, covenants, contracts, agreements, promises, omissions, guarantees, make whole agreements and similar obligations owed by that Person, whether absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Applicable Law, Action, threatened or contemplated Action, order or consent decree of any Governmental Authority or any award of any arbitrator or mediator of any kind and those arising under any contract, commitment or undertaking, including those arising under this Agreement, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person; and "Liabilities" of a Person shall include all Liabilities the legal liability of which is owed by another Person but for which the liability or responsibility has been assumed by such first Person;

"Loss" means any loss, damage, cost, expense, fine, penalty, assessment, reassessment, judgment, settlement or other compromise, of whatever nature or kind, including Taxes and the reasonable out-of-pocket costs and expenses incurred in connection with any Action or claim (including costs and fees of lawyers (on a solicitor and its own client basis), accountants, consultants, experts and other professional fees and expenses incurred in the investigation or defense thereof or the enforcement of rights thereunder);

"Meeting" means the annual and special meeting of FirstService Shareholders (including any adjournment or postponement thereof) called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement Resolution, the Stock Option Plan Resolution and any other matters set out in the notice of meeting accompanying the Circular;

"Named Party" has the meaning ascribed thereto in subsection 3.2(d);

"New FSV Art" means the art work listed in Schedule A (Part 4);

"New FSV Assets" means, without duplication, the following Assets:

(i)
the New FSV Art, the New FSV Books and Records, the New FSV Contracts, the New FSV Current Assets, the New FSV Equipment, the New FSV Equity Interests, the New FSV Goodwill, the New FSV Intellectual Property, the New FSV Inventory, the New FSV I.P. Licenses, the New FSV IT Systems, the New FSV Operating Licenses, the New FSV Real Estate Assets and the New FSV Warranty Rights (except to the extent that any of the foregoing Assets are Shared Contracts or Shared Assets, in which case they shall be dealt with in subparagraphs (iii) or (iv) of this definition of "New FSV Assets", as applicable);

(ii)
all rights and benefits of FSV Holdco created hereunder in respect of: (a) New FSV Litigation; (b) Joint Litigation; and (c) FSV Holdco's entitlement to certain Insurance Proceeds under the Current Insurance Arrangements in connection with subsection 4.2(a);

(iii)	with respect to Shared Contracts, the rights and benefits in respect of the provisions thereof that relate to the Separated Businesses;

(iv)
with respect to Shared Assets, the rights and benefits in respect of the uses thereof that relate to the conduct of the Separated Businesses, including the right to hold legal title to such Shared Assets, if applicable, under the provisions of subsection 2.5(g); and

(v)
except to the extent covered in subparagraphs (i), (ii), (iii) or (iv) of this definition of "New FSV Assets", those Assets of FirstService in existence at the Reorganization Time which, prior to the Reorganization Time, were used or held for use exclusively in the Separated Businesses;

but excluding the Excluded Assets;

"New FSV Balance Sheet" means the opening, consolidated balance sheet of New FSV immediately upon completion of the Arrangement;

"New FSV Books and Records" means all books, files, documents and other Records, in whatever format and whether active or inactive, which are related to the New FSV Interests or the Separated Businesses;

"New FSV Contracts" means the Contracts which are related to the Separated Businesses, including the New FSV Other Contracts;

"New FSV Current Assets" means the Current Assets which are attributed to the Separated Businesses as at the Reorganization Time, including those that will be reflected on the New FSV Balance Sheet;

"New FSV Current Liabilities" means the Current Liabilities which are attributed to the Separated Businesses as at the Reorganization Time, including those that will be reflected on the New FSV Balance Sheet;

"New FSV Equipment" means all machinery, equipment, office equipment, tools, furniture, vehicles, whether owned or leased, which are used or held for use in the Separated Businesses and includes the motor vehicles listed in Schedule A (Part 2);

"New FSV Equity Interests" means those securities and equity interests listed in Schedule A (Part 3);

"New FSV Facilities" has the meaning ascribed thereto in subsection 8.8(a);

"New FSV Goodwill" means the goodwill attributable to the Separated Businesses, together with the exclusive right of FSV Holdco to represent itself as carrying on the Separated Businesses in continuation of and in succession to FirstService and the exclusive right to use the "FirstService" trademark and name;

"New FSV Indemnified Parties" has the meaning ascribed thereto in Section 9.2;

"New FSV Information" means any Confidential Information that relates solely to New FSV, FSV Holdco, the Separated Businesses or the New FSV Assets;

"New FSV Insurance Arrangements" means those Insurance Arrangements put in place solely for the benefit of New FSV and/or FSV Holdco effective immediately after completion of the Arrangement in accordance with this Agreement in respect of the New FSV Interests;

"New FSV Intellectual Property" means any Intellectual Property used or held for use in the course of the Separated Businesses, including the intellectual property described in Schedule A (Part 1), but does not include Shared Information;

"New FSV Interests" means, collectively, the New FSV Assets and the New FSV Liabilities which, after the Reorganization Time, shall not include the Colliers Interests;

"New FSV Inventory" means collectively the: (i) product inventory, parts and supplies and capital property (prepaid capital) that will be reflected on the New FSV Balance Sheet; (ii) the inventory set forth in Schedule A (Part 6); and (iii) the raw materials, work-in-progress, finished goods, consigned goods, spare parts and other inventories used or held for use in the Separated Businesses;

"New FSV I.P. Licenses" means, collectively, the licenses used or held for use by FirstService relating to the New FSV Intellectual Property, including the licenses listed or described in Schedule A (Part 7), but excluding any such licenses where New FSV and/or FSV Holdco has obtained, or is obligated to obtain, a separate license for same;

"New FSV IT Systems" means the IT Systems used or held for use in the Separated Businesses, but excluding any such IT Systems where New FSV and/or FSV Holdco has obtained, or is obligated to obtain, a replacement system for same;

"New FSV Liabilities" means, without duplication, the following Liabilities:

(i)	the New FSV Current Liabilities;

(ii)	the New FSV Liabilities listed or described in Schedule C (Part 1);

(iii)	the InterCompany Accounts payable by New FSV and/or FSV Holdco to FirstService which are not settled in full on or prior to the Reorganization Time;

(iv)
all Liabilities of New FSV and/or FSV Holdco created hereunder in respect of: (a) the New FSV Litigation; (b) the Joint Litigation; and (c) the obligation to reimburse Colliers for all Post-Closing Cooperation Costs in accordance with the provisions of this Agreement;

(v)	with respect to Shared Contracts, the Liabilities in respect of the provisions thereof that relate to the Separated Businesses;

(vi)	with respect to Shared Assets, the Liabilities in respect of the uses thereof that relate to the conduct of the Separated Businesses; and

(vii)
except to the extent covered in subparagraphs (i), (ii), (iii), (iv), (v) or (vi) of this definition of "New FSV Liabilities", those Liabilities of FirstService that are related to the Separated Businesses or the New FSV Assets, whether arising or accruing at, prior to or after the Reorganization Time and whether the facts on which a Liability is based occurred at, prior to or after the Reorganization Time;

but after the Reorganization Time, shall not include: (A) the Colliers Liabilities; (B) the Excluded Liabilities; (C) the Liabilities for Taxes described in Section 5.4; and (D) the Liabilities covered by the indemnity in Section 9.2;

"New FSV Litigation" means those Actions set out in Schedule B (Part 2);

"New FSV MSA" means the FirstService MSA, as restated in accordance with subsection 2.5(h), in respect of the Separated Businesses Services, by FSV Holdco, Jayset FSV and Hennick, annexed hereto in Schedule H (Part 3), pursuant to which FSV Holdco (and following the Effective Time, New FSV) will receive from Jayset FSV the various management and other services being provided by Jayset to FirstService in respect of the Separated Businesses pursuant to the FirstService MSA, as restated in accordance with subsection 2.5(h);

"New FSV Office Premises" has the meaning ascribed thereto in subsection 8.8(a);

"New FSV Office Premises & Facilities Rent" has the meaning ascribed thereto in subsection 8.8(a);

"New FSV Operating Licenses" means, collectively, the licenses, permits, authorizations, registrations and qualifications used or held for use by FirstService to carry on the Separated Businesses and operate the New FSV Assets, and includes those set out in Schedule A (Part 8) and excluding the New FSV I.P. Licenses;

"New FSV Other Contracts" mean the Contracts set out in Schedule A (Part 9) and such other Contracts entered into by FirstService prior to the Reorganization Time in relation to the Separated Businesses;

"New FSV Percentage" means the percentage resulting from: (i) the book value of the assets to be owned by New FSV immediately after the Effective Time; divided by (ii) the aggregate of the book value of assets to be owned by Colliers and New FSV immediately after the Effective Time, calculated on the basis of the New FSV Balance Sheet and the Colliers Balance Sheet;

"New FSV Real Estate Assets" means the Leased Real Property set out in Schedule A (Part 5);

"New FSV Records" means the Records in the possession or under the control of or maintained by New FSV, FSV Holdco and their respective Affiliates;

"New FSV Reorganization" has the meaning ascribed thereto in the recitals to this Agreement;

"New FSV Stock Option Plan" means the stock option plan of New FSV adopted prior to the Effective Date;

"New FSV Transition Services" means those services set out in Schedule F (Part 1), as such Schedule F (Part 1) may be amended from time to time upon the agreement of the Parties as provided for in Article 8 or otherwise, and "New FSV Transition Service" means any one of such services;

"New FSV Transition Services Fees" means the compensation (excluding Reimbursable Costs) payable by New FSV to FirstService in consideration for the provision the New FSV Transition Services, as set forth in Schedule F (Part 1) annexed hereto, with the fee for any one New FSV Transition Service being a "New FSV Transition Service Fee";

"New FSV Warranty Rights" means all warranties and warranty rights (express or implied) against suppliers, manufacturers or sellers that apply to any of the New FSV Assets;

"Non-Permitted Marks" has the meaning ascribed thereto in Section 3.1;

"OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, each as amended from time to time;

"Other Action" has the meaning ascribed thereto in subsection 3.2(d);

"Other Taxes" means all taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, dues and other charges of any nature imposed by any Governmental Authority, together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection or non-remittance of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges, other than Corporate Taxes;

"Parties" means, collectively, FirstService, New FSV, FSV Holdco and FCRESI, and "Party" means any one of them;

"Person" means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

"Personal Information" means information about an identifiable individual, other than his or her business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose;

"Plan of Arrangement" means the plan of arrangement in substantially the form set out as Schedule "A" to the Arrangement Agreement, as amended, modified or supplemented from time to time in accordance with the terms thereof;

"Post-Closing Cooperation Costs" means the reasonable out-of-pocket expenses (including costs and fees of lawyers on a solicitor and its own client basis) and the labour costs incurred after the Reorganization Time by a Party or any of its Affiliates in connection with the provision thereby of cooperation and assistance after the Effective Date pursuant to Section 3.2 and Article 6;

"Pre-Arrangement Transactions" means the transactions and actions referred to in [redacted], inclusive, of the Canadian Tax Ruling (including the FCRESI Arrangements); [Redaction of references to certain provisions of the Canadian Tax Ruling]

"Prime Rate" means the floating rate of interest established from time to time by The Toronto-Dominion Bank (and reported to the Bank of Canada) as the reference rate of interest The Toronto-Dominion Bank will use to determine rates of interest payable by its borrowers on Canadian dollar commercial loans made by The Toronto-Dominion Bank to such borrowers in Canada and designated by The Toronto-Dominion Bank as its "prime rate";

"reasonable commercial efforts" means the efforts that a prudent Person who desires to complete the applicable obligation or transaction would use in similar circumstances to ensure that such obligation or transaction is completed as expeditiously as possible but without the necessity of assuming any additional material obligations or paying any additional material amounts to any third parties;

"Records" means studies, reports, records, books, Contracts, instruments, surveys, designs, specifications, drawings, blueprints, diagrams, models, voice recording systems, prototypes, samples, flow charts, reserves evaluations and reports, disks, diskettes, tapes, marketing plans, memos and other materials including lists and records pertaining to customers, suppliers and agents, advertising materials and all accounting and other books, records, ledgers, files and business records of every kind, whether or not copyrightable, in written, electronic or other form and stored in any medium;

"Recovery" has the meaning ascribed thereto in Section 9.11;

"Regulatory Fees" means all one-time and unique: (i) fees; and (ii) out-of-pocket costs and expenses paid or payable to any Governmental Authority to make filings or applications or obtain rulings, orders or listings necessary or desirable in connection with the Arrangement, the Spin-off or the Reorganization, which would not otherwise be paid or incurred but for the Arrangement, the Spin-off or the Reorganization, but specifically excludes the Canadian Tax Ruling and Taxes;

"Reimbursable Costs" means the actual out-of-pocket costs and expenses paid to any third party in relation to the provision of New FSV Transition Services or Colliers Transition Services, as the case may be, applicable to a calendar month;

"Released Parties" has the meaning ascribed thereto in Section 7.2;

"Representatives" means, collectively, the current and future directors, officers, employees and agents of a Party;

"Reorganization" has the meaning ascribed thereto in the recitals to this Agreement;

"Reorganization Time" means 12:00:30 a.m. (Toronto, Ontario local Time) on the Effective Date;

"Restricted Information" means in respect of disclosure by New FSV, FSV Holdco or their Affiliates, Colliers Information and in respect of disclosure by Colliers or its Affiliates, New FSV Information;

"Senior Party Representative" has the meaning ascribed thereto in Section 10.3;

"Separated Businesses" has the meaning ascribed thereto in the recitals to this Agreement;

"Separated Businesses Management Services" has the meaning ascribed thereto in the recitals to this Agreement;

"Service Variation" has the meaning ascribed thereto in Section 8.2;

"Shared Assets" means Assets or rights and benefits (other than Shared Contracts) used or held for use in both the Separated Businesses and the Colliers Businesses, but not including any Assets or rights and benefits which are listed or described in Schedule A (where in Schedule A, a percentage or portion of any Asset or right and benefit is specifically referenced, then such Asset or right and benefit shall be a Shared Asset (FSV Holdco's percentage or portion being the referenced percentage or portion));

"Shared Contracts" means Contracts which relate to both the Separated Businesses and the Colliers Businesses, including the FirstService MSA, and, in respect of any Contracts which are listed or described in Schedule A and a percentage or portion of any such Contracts is specifically referenced, then such Contracts shall be Shared Contracts with FSV Holdco's percentage or portion being the referenced percentage or portion;

"Shared Information" means any Confidential Information (except for Colliers Information and New FSV Information) that has been shared or has been exchanged between New FSV and FirstService (or their respective Affiliates) at or prior to the Reorganization Time;

"Spin-off" has the meaning ascribed thereto in the recitals to this Agreement;

"Stock Option Plan Resolution" means the ordinary resolution of FirstService Shareholders approving the New FSV Stock Option Plan considered at the Meeting;

"Subsidiary" means at a particular time, in respect of any Person, a Person Controlled by such Person;

"Tax" or "Taxes" means, collectively, Corporate Taxes and Other Taxes;

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder;

"Tax Asset" means any Tax Item that has accrued for Tax purposes, but has not been realized during the taxable period in which it accrued, and that could reduce a Tax in another taxable period, including a non-capital loss, net capital loss, undepreciated capital cost, eligible capital amount, investment tax credit, foreign tax credit, charitable deduction or any other Tax credit;

"Tax Benefit" shall mean: (i) an amount equal to the value of any current tax benefit (i.e., actual reduction in the Indemnified Party's (or Affiliate's) liability for Taxes or actual increase in the Indemnified Party's (or Affiliate's) Tax refund) recognized by the Indemnified Party (or Affiliate) in the taxation period of the Indemnified Party (or Affiliate) in which the Indemnifiable Loss is incurred; plus, without duplication, (ii) the discounted present value of any future such tax benefit reasonably anticipated to be actually recognized by the Indemnified Party (or Affiliate) within 10 years after the end of the calendar year in which the Loss is incurred, taking into account, where relevant, the existing and anticipated future tax attributes of the Indemnified Party and its Affiliates, and utilizing a discount rate equal to 10% and effective tax rate equal to: (a) where a tax benefit is realized with respect to Canadian federal and/or provincial Taxes, the maximum combined Canadian federal and applicable provincial income tax rate applicable to a Canadian public corporation in effect at the end of the year in which the Loss is incurred, and (b) where a tax benefit is realized with respect to foreign Taxes (including, where applicable, state or local Taxes), the maximum foreign tax rate applicable to corporations in effect at the end of the year in which the Loss is incurred;

"Tax Detriment" means an actual increase in the Tax Liability (or actual reduction in refund or credit or any item of deduction or expense) of a taxpayer (or Affiliate thereof) for any taxable period; provided that, except as otherwise provided in this Agreement, a Tax Detriment shall be deemed to have been realized or incurred from a Tax Item in a taxable period only if and to the extent that the Tax Liability of the taxpayer for such period, after taking into account the effect of the Tax Item on the Tax Liability of such taxpayer in the current period and all prior periods, is more than it would have been had such Tax Liability been determined without regard to such Tax Item;

"Tax Gross-Up" means with respect to any particular Indemnity Payment, such additional amount as is necessary to place the Indemnified Party in the same after-tax position as it would have been had such Indemnity Payment been received tax free by the Indemnified Party, and the Tax Gross-Up amount will be calculated by using the applicable combined federal and provincial income tax rate and/or the foreign tax rates applicable to the Indemnified Party and, except as provided in Section 9.12, without regard to any losses, credits, refunds or deductions that the Indemnified Party may have that could affect the amount of Tax payable on any indemnity payment in respect of Indemnifiable Losses;

"Tax Item" means any item of income, gain, loss, deduction, expense or credit, or other attributes that may have the effect of increasing or decreasing any Tax;

"Tax Liability" means any Liability for Taxes;

"Tax Ruling and Opinion" means, collectively, the Canadian Tax Ruling and the U.S. Tax Opinion;

"Team Leader" means: (i) in respect of FirstService, [redacted]; (ii) in respect of New FSV, [redacted]; and (iii) in respect of Jayset, Jayset CIG, Jayset FSV and Hennick, [redacted]; [Redaction of Team Leaders]

"Third Party Claim" has the meaning ascribed thereto in Section 9.8;

"Third Party Stored Records" has the meaning ascribed thereto in subsection 6.2(d);

"Transaction Costs" means all one-time and unique: (i) fees; and (ii) out-of-pocket costs and expenses incurred in connection with the Arrangement, the Spin-off or the Reorganization which would not otherwise be paid or incurred but for the Arrangement, the Spin-off or the Reorganization, including financial advisory or investment banking fees and expenses, accounting fees and expenses and legal fees and expenses on a solicitor and its own client basis, costs relating to the preparation, printing and distribution of the Circular and the calling and holding of and solicitation of proxies for the Meeting, soliciting dealer fees, investor relations, information technology related costs and fees, costs and fees associated with the transfer of the New FSV Assets and obtaining all necessary Consents and financing related fees and costs, but specifically excluding: (a) costs, expenses and payment obligations incurred in connection with an obligation to indemnify pursuant to Article 9; (b) the Tax Ruling and Opinion; (c) Taxes; (d) Regulatory Fees; and (e) Post-Closing Cooperation Costs;

"Transfer Taxes" has the meaning ascribed thereto in Section 5.8;

"Transferred Information" means the Personal Information to be disclosed or conveyed to FSV Holdco or any of its Representatives by or on behalf of FirstService as a result of or in conjunction with the transactions contemplated herein, and includes all such Personal Information so disclosed prior to the execution of this Agreement;

"Transition Period" means, for any of the New FSV Transition Services and the Colliers Transition Services, the period commencing at the Effective Time and ending on the earlier to occur of 5:00 p.m. (Toronto, Ontario local time) on: (i) the first anniversary of the Effective Date; and (ii) the date of any earlier termination of such New FSV Transition Service or Colliers Transition Service by New FSV or FirstService, as applicable, pursuant to subsections 8.7(b) or 8.7(c), respectively;

"Transition Team" means: (i) in respect of FirstService, [redacted]; and (ii) in respect of New FSV, [redacted]; [Redaction of Transition Team members]

"U.S. Affiliate" means an Affiliate that is: (i) an entity treated as a corporation for United States federal income tax purposes; and (ii) created or organized in or under the law of the United States or any state thereof;

"U.S. Affiliate Post-Closing Cooperation Costs" means any Post-Closing Cooperation Costs incurred by a Party or its Affiliates in respect of cooperation and assistance provided to Affiliates of another Party that are located, or engaged in a trade or business, in the United States and any Post-Closing Cooperation Costs incurred by an Affiliate of a Party that is located, or engaged in a trade or business, in the United States in respect of cooperation and assistance provided to another Party or Affiliates of another Party; and

"U.S. Tax Opinion" means an opinion of PricewaterhouseCoopers LLP to be dated at or prior to the Effective Date, addressed to the board of directors of each of FirstService and New FSV and otherwise in a form acceptable to the board of directors of FirstService, confirming, based on the provisions of the IRC, Treasury Regulations, published rulings of the Internal Revenue Service, published administrative positions of the Internal Revenue Service, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, and U.S. court decisions that are applicable and, in each case, as in effect and available, the U.S. federal income tax consequences of certain aspects of the Arrangement and the Pre-Arrangement Transactions.

1.2           Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)
the division of this Agreement into Articles and Sections and subsections and the use of headings and a table of contents are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)
the words "hereunder", "hereof" and similar expressions refer to this Agreement and not to any particular Article, Section or subsection and references to "Articles", "Sections" and "subsections" are to Articles, Sections and subsections of this Agreement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)
the word "including" (and variations thereof) means including without limitation and is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	the terms "in writing" or "written" include printing, typewriting, facsimile transmission and e-mail transmission;

(f)
a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation;

(g)	a reference to an agreement means such agreement as it may be amended, supplemented or modified from time to time to the extent permitted by the applicable provisions thereof;

(h)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day;

(i)	a reference to the knowledge of a Party means to the best of the knowledge of any of the officers of such Party after due enquiry;

(j)	from and after the wind-up of FSV Holdco into New FSV pursuant to the Arrangement, references herein to "FSV Holdco" shall be deemed to be references to New FSV; and

(k)	from and after the amalgamation of FirstService and FCRESI pursuant to the Arrangement, references herein to "FirstService" or "FCRESI" shall be deemed to be references to Colliers.

1.3           Currency

All references to currency herein are to lawful money of the United States of America, unless otherwise specified.

1.4           Schedules

The following Schedules are attached to this Agreement and form part of this Agreement:

[Redacted list of Schedules]

ARTICLE 2
THE SPIN-OFF

2.1           Spin-off

The Parties agree to implement the Spin-off and, as part of the Spin-off, as at the Reorganization Time: (i) the New FSV Assets will be transferred to FSV Holdco; (ii) the Colliers Assets will continue to be held by FirstService; (iii) the New FSV Liabilities will be assumed by or become the responsibility of FSV Holdco; and (iv) the Colliers Liabilities will remain the responsibility of FirstService, on the terms and subject to the conditions set forth in this Agreement. The Parties acknowledge and agree that the Spin-off is intended to result in FSV Holdco (or, after the Effective Time, New FSV) and its Affiliates operating the Separated Businesses, owning the New FSV Assets and assuming or being responsible for the New FSV Liabilities, and FirstService (or, after the Effective Time, Colliers) and its Affiliates operating the Colliers Businesses, owning the Colliers Assets and remaining responsible for the Colliers Liabilities. The Parties further acknowledge and agree that the allocation methodology used in the preparation of the New FSV Balance Sheet may, in the absence of clarity or specific provisions in this Agreement and in the case of disagreement between the Parties, be used as a reference tool by the Parties, the Transition Teams, the arbitrators appointed under Section 10.4 or the Court under Section 12.15 in confirming the New FSV Assets transferred to FSV Holdco and the New FSV Liabilities which FSV Holdco assumes or becomes responsible for; provided however, that such allocation methodology shall not necessarily be determinative or conclusive, nor shall such allocation methodology be the only reference tool to which recourse may be had.

2.2           Implementation

The Spin-off shall be completed in accordance with the agreed general principles, objectives and other provisions set forth in the Arrangement Agreement and this Article 2 and shall be implemented in the following manner:

(a)	through the completion of the Reorganization, as described in this Article 2;

(b)	through the completion of the Arrangement, as described in the Arrangement Agreement; and

(c)	through the performance by the Parties of all other provisions of the Arrangement Agreement and this Agreement.

2.3           New FSV Reorganization

(a)
Effective as at the Reorganization Time, FirstService hereby transfers, assigns, delivers or otherwise conveys to FSV Holdco, all legal and beneficial right, title and interest of FirstService at that time in and to the New FSV Assets, free and clear of all financial encumbrances relating to FirstService indebtedness to third parties in respect of loans made by such third parties to FirstService. The Parties also acknowledge and agree that the New FSV Balance Sheet will reflect the consolidated cash position of New FSV immediately upon completion of the Arrangement. FirstService shall take, or cause to be taken, all actions necessary to further document the transfer, assignment, delivery or conveyance to FSV Holdco of legal title to the New FSV Assets, the beneficial title of which is transferred hereunder as at the Reorganization Time. At all times from the Reorganization Time until the further documentation of legal title to the New FSV Assets is completed, FirstService shall hold legal title to any such New FSV Assets as bare trustee, agent and nominee of FSV Holdco. If, immediately prior to the Reorganization Time, legal title to any New FSV Asset transferred hereunder is held by any other Person as bare trustee, agent, nominee or similar arrangement for FirstService, FirstService shall take all actions necessary to ensure that, from and after the Reorganization Time, such Person shall hold legal title to such New FSV Assets as bare trustee, agent and nominee for FSV Holdco. The Parties acknowledge that prior to the Reorganization Time, FirstService may have, without limiting its obligations hereunder, transferred legal title in and to certain of the New FSV Assets to FSV Holdco as bare trustee, agent and nominee for FirstService.

(b)
The total aggregate consideration payable by FSV Holdco to FirstService hereunder for the transfer, assignment, delivery and other conveyance to FSV Holdco of the New FSV Assets under subsection 2.3(a), and holding of New FSV Assets as bare trustee under subsection 2.5(f), shall be equal to the fair market value of such New FSV Assets as at the Reorganization Time (the "Consideration"). The Consideration shall be paid by FSV Holdco to FirstService as at the Reorganization Time as follows:

(i)	by the issuance of 1,000 common shares in the capital of FSV Holdco (the "FSV Holdco Consideration Shares") to FirstService;

(ii)
by the issuance of an interest-bearing demand promissory note payable to FirstService in the principal amount of the Canadian dollar equivalent of USD $224,931,000 in the form of the promissory note set forth in Schedule E (the "FSV Holdco Note");

(iii)
by FSV Holdco assuming or becoming responsible for the New FSV Liabilities (other than the FSV Holdco Note, which is dealt with in paragraph 2.3(b)(ii), and any contingent Liability under a New FSV Contract or a Shared Contract in respect of the provisions thereof that relate to the Separated Businesses) pursuant to subsection 2.3(g), including New FSV Liabilities retained by FirstService for the account of FSV Holdco as a result of and in accordance with subsection 2.5(f); and

(iv)	by the conferral by FSV Holdco of any benefit on FirstService described in any agreement relating to the Reorganization.

(c)
FirstService and FSV Holdco shall jointly elect under subsection 85(1) of the Tax Act (and the corresponding provision of any applicable provincial legislation) in the prescribed form and manner and within the time period referred to in subsection 85(6) of the Tax Act with respect to the disposition of those New FSV Assets that are eligible property for the purposes of subsection 85(1) of the Tax Act. The agreed amount (within the meaning of the Tax Act) in respect of each eligible property so transferred will be as follows:

(i)
in the case of inventory and capital property (as defined in the Tax Act) (other than depreciable property of a prescribed class (as defined in the Tax Act)), an amount equal to the lesser of the amounts specified in subparagraphs 85(1)(c.1)(i) and (ii) of the Tax Act;

(ii)
in the case of depreciable property of a prescribed class (as defined in the Tax Act), an amount equal to the least of the amounts specified in subparagraphs 85(1)(e)(i), (ii) and (iii) of the Tax Act; and

(iii)	in the case of eligible capital property (as defined in the Tax Act), an amount equal to the least of the amounts specified in subparagraphs 85(1)(d)(i), (ii) and (iii) of the Tax Act.

In each case, the agreed amount will not exceed the fair market value of the respective transferred property as at the Reorganization Time, nor will it be less than the amount permitted under paragraph 85(1)(b) of the Tax Act. The amount of any non-share consideration allocated to a particular transferred property that is the subject of an election under subsection 85(1) of the Tax Act will not exceed the agreed amount elected for that transferred property and the amount of non-share consideration allocated to a particular transferred property that is not the subject of an election under subsection 85(1) of the Tax Act will not exceed the fair market value of such transferred property as at the Reorganization Time. The subsection 85(1) of the Tax Act election referred to in this subsection will exclude any cash, Accounts Receivable and prepaid expenses.

In addition, FirstService and FSV Holdco shall agree to jointly make, execute and file with all appropriate Governmental Authorities the election under subsection 167(1) of the Excise Tax Act (Canada) (and the corresponding provisions of any provincial and territorial Applicable Laws) in respect of the disposition of the New FSV Assets in the prescribed form and within the prescribed time and manner to give effect to the provisions of this Section 2.3.

(d)
In accordance with the OBCA, the amount added to the stated capital account maintained by FSV Holdco in respect of its common shares in connection with the issuance of the FSV Holdco Consideration Shares will be equal to $1.00.

(e)
Upon request by a Party, FirstService and FSV Holdco shall jointly elect, and in prescribed form and manner and on a timely basis, to have Section 22 of the Tax Act apply to the transfer of any Accounts Receivable by FirstService to FSV Holdco. Upon request by any Party, FirstService and FSV Holdco shall jointly elect on a timely basis to have Section 20(24) of the Tax Act apply to the assumption of any New FSV Liabilities by FSV Holdco from FirstService.

(f)
The Consideration shall be allocated to the New FSV Assets in the manner provided in Schedule A (Part 10), which Schedule shall be completed as soon as reasonably practicable after the Effective Time. FirstService and FSV Holdco shall file their respective Canadian federal and provincial tax returns based upon and in accordance with such allocation and will not make any inconsistent statements or take any inconsistent positions on any Canadian tax returns or other Canadian tax filings, in any refund claims or during the course of any audits by any Canadian Governmental Authority.

(g)
Effective as at the Reorganization Time, and as partial consideration for the acquisition by FSV Holdco from FirstService of the New FSV Assets in subsection 2.3(a), FSV Holdco hereby assumes and agrees to be responsible for all of the New FSV Liabilities (other than the FSV Holdco Note, which is dealt with in paragraph 2.3(b)(ii), and any contingent Liability under a New FSV Contract or a Shared Contract in respect of the provisions thereof that relate to the Separated Businesses) on the terms and subject to the conditions set forth in this Agreement.

(h)	Effective as at the Reorganization Time, the Parties shall take, or cause to be taken, all actions necessary to:

(i)	assign and transfer conduct of the New FSV Litigation to FSV Holdco; and

(ii)	execute and deliver the agreements and other documents necessary to effect the FCRESI Arrangements.

Effective immediately after completion of the Arrangement, the Parties shall take, or cause to be taken, all actions necessary to ensure that the New FSV Insurance Arrangements are established.

2.4           Jayset Reorganization

[Redaction of Jayset Reorganization specifics]

2.5           Further Assurances

Without derogating from the effectiveness of subsections 2.3(a) and 2.3(g), or the covenants contained therein, as at the Reorganization Time:

(a)
FirstService will use reasonable commercial efforts to amend, assign or novate all Shared Contracts with effect as at the Reorganization Time, in order to further document or evidence the transfer to FSV Holdco of the legal title to its rights and benefits under the Shared Contracts and the assumption of its obligations under the Shared Contracts. If such further documentation cannot be obtained, or if FirstService or FSV Holdco conclude that it is not practicable or feasible to obtain such further documentation, FirstService and FSV Holdco shall, subject to agreement of FirstService and FSV Holdco, cooperate such that FirstService and FSV Holdco will obtain the benefits and assume or be responsible for the obligations thereunder in substantially the same manner as such benefits and obligations were allocated with respect to such Shared Contract immediately prior to the Reorganization Time;

(b)
with respect to the Shared Assets, FirstService and FSV Holdco will cooperate in good faith and use reasonable commercial efforts to further document or evidence the transfer to FSV Holdco of its legal title to the Shared Assets and the assumption of its obligations with respect to the Shared Assets. If such further documentation or evidence cannot be achieved or is not practicable or feasible, then such Shared Asset shall, subject to agreement of FirstService and FSV Holdco, be used, shared and paid for in substantially the same manner that such Shared Asset was used, shared or paid for (each on a divisional basis) immediately prior to the Reorganization Time;

(c)
FirstService and FSV Holdco shall take, or cause to be taken, all actions, if any, necessary to further evidence the assumption by FSV Holdco of the New FSV Liabilities as at the Reorganization Time. Until such time as such further actions, if any, are taken, FirstService shall retain legal liability for any such New FSV Liabilities as bare trustee, agent and nominee of FSV Holdco. FSV Holdco shall pay, perform and discharge or cause to be paid, performed and discharged, all of the New FSV Liabilities in accordance with their terms;

(d)
if and to the extent that FirstService receives after the Reorganization Time a refund or credit relating to a prepaid expense that was included in New FSV Current Assets, then FirstService shall transfer to New FSV such refund or pay to New FSV an amount equal to the credit received by FirstService;

(e)
except as otherwise specifically set forth herein and subject to the provisions of the Arrangement Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed exclusively by Article 5 and Article 9 of this Agreement. Accordingly, Taxes shall not be treated as Assets or Liabilities for purposes of, or otherwise be governed by, Section 2.3 (except for subsections 2.3(c), 2.3(d) and 2.3(e));

(f)
nothing in this Agreement shall be construed as, or be deemed to require, or result in, the transfer or assignment of any right, title and interest in or to any New FSV Assets or the assumption of liability for any New FSV Liabilities which by their terms or operation of law cannot be transferred, assigned or assumed or where the rights thereunder would be materially diminished, until such time as all legal impediments to such transfer, assignment or assumption have been removed; provided, however, that FSV Holdco and FirstService shall cooperate and use reasonable commercial efforts to coordinate obtaining any Consents for the transfer or assignment of all New FSV Assets and the assumption of all New FSV Liabilities contemplated pursuant to this Article 2. Until such time as all legal impediments to such transfer, assignment or assumption have been removed, FirstService shall hold such New FSV Assets in trust as bare trustee so far as the laws of trusts permits for the use and benefit of FSV Holdco and shall retain such New FSV Liabilities for the account of FSV Holdco and shall take such other action as may be reasonably requested by FSV Holdco, in order to place FSV Holdco, insofar as reasonably practicable, in substantially the same position as would have existed had such legal impediments not existed; provided however, notwithstanding the foregoing, FirstService shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced by FSV Holdco (but in the event that FirstService reasonably expends funds in connection with the foregoing, then FSV Holdco shall reimburse FirstService for same);

(g)
subject to subsection 2.5(f), until such time as the conveyance of legal title to the rights and benefits of FSV Holdco in respect of those provisions of the Shared Contracts, or those uses of the Shared Assets, which relate to the Separated Businesses, is further documented, if required, in accordance with the foregoing provisions, legal title to Shared Contracts and Shared Assets shall continue to be held by FirstService and FirstService shall hold legal title to any rights and benefits of FSV Holdco in respect of such Shared Contracts and Shared Assets as bare trustee, agent and nominee of FSV Holdco. Upon such time as any legal impediments to the conveyance of legal title to Shared Contracts and Shared Assets are removed, legal title to such Shared Contracts and Shared Assets shall be held by the Party to which such Shared Contract or Shared Asset primarily relates (and such Party shall hold legal title to any rights and benefits of the other Party in respect of such Shared Contracts and Shared Assets as bare trustee, agent and nominee of such other Party). For the purposes of this subsection 2.5(g), "primarily" means, as between FSV Holdco and FirstService: (i) with respect to a Shared Asset, the Party which, prior to the Reorganization Time, used the Shared Asset more than the other Party; (ii) with respect to a Shared Contract, the Party which, prior to the Reorganization Time, was entitled to more rights and benefits, and had more obligations, under such Shared Contract than the other Party; (iii) with respect to a Shared Asset that prior to the Reorganization Time was used equally by FSV Holdco and FirstService, or where it cannot reasonably be determined whether such Shared Asset was used more by one Party than another, then such Shared Asset shall for the purposes of subsection 2.5(g) be deemed to be used primarily by FirstService; and (iv) with respect to a Shared Contract under which the rights, benefits and obligations are equally divided between FSV Holdco and FirstService, or where it cannot reasonably be determined whether one Party was entitled to more rights and benefits and had more obligations than another, then such Shared Contract shall for the purposes of subsection 2.5(g) be deemed to be primarily for the benefit and burden of FirstService;

(h)	[redacted]; [Redaction of documentation of Colliers MSA and New FSV MSA]

(i)
in connection with any transfers of New FSV Assets and assumption of New FSV Liabilities contemplated in Section 2.3 and further documentation of same in this Section 2.5, the Parties shall at all times comply with the provisions of Section 4.4 of the Arrangement Agreement such that any such transaction shall not cause the Spin-off or any related transaction to be taxed in a manner inconsistent with that provided for in the Tax Ruling and Opinion;

(j)
in connection with any transfers of New FSV Assets and assumption of New FSV Liabilities contemplated in Section 2.3 and further documentation of same in this Section 2.5, FirstService and FSV Holdco shall, as required, cooperate to further document the transfer of such New FSV Assets and assumption of such New FSV Liabilities as promptly as practicable, failing which, and without limiting any rights or remedies of a Party under this Agreement, the Party requesting such further documentation shall have access to the Records of the other Party to the extent necessary to prepare the required further documentation; provided that, the Party requesting such further documentation shall be subject to the obligations of confidentiality set forth in Section 6.5 with respect to such Records and the other Party shall execute and deliver such further documentation provided same are in order and are in accordance with the terms of this Agreement;

(k)
FSV Holdco shall indemnify, defend and save harmless the Colliers Indemnified Parties against and in respect of any and all Indemnifiable Losses of the Colliers Indemnified Parties arising out of, relating to or resulting from, directly or indirectly, FirstService holding legal title to any New FSV Assets or retaining legal liability for any New FSV Liabilities, as bare trustee, agent and nominee of FSV Holdco in accordance with Sections 2.3 and 2.5 (other than liabilities, costs and expenses incurred by FirstService which result from the gross negligence or intentional, willful misconduct of FirstService, which shall be for FirstService's account). FirstService shall indemnify, defend and save harmless New FSV against and in respect of any and all Indemnifiable Losses of the New FSV Indemnified Parties arising out of, relating to or resulting from, directly or indirectly, FSV Holdco holding legal title to any Colliers Assets or retaining legal liability for any Colliers Liabilities, as bare trustee, agent and nominee of FirstService in accordance with Sections 2.3 and 2.5 (other than liabilities, costs and expenses incurred by FSV Holdco which result from the gross negligence or intentional, willful misconduct of FSV Holdco, which shall be for FSV Holdco's account); and

(l)
any disagreement arising with respect to the transfer of New FSV Assets and the assumption of the New FSV Liabilities contemplated under Sections 2.3 or 2.5 shall be resolved in accordance with the provisions of Article 9 and Article 10.

2.6           Certain Resignations

(a)	On or prior to the Effective Date, FirstService shall cause each officer and director:

(i)
of FSV Holdco or any Affiliate of FSV Holdco who is an officer or director (or the equivalent thereof) of FirstService or any Affiliate of FirstService as at the Effective Date, but will not be an officer or director of FirstService or any Affiliate of FirstService after the Effective Date, to resign, effective not later than the Effective Date, from all boards of directors or similar governing bodies of FirstService or any Affiliate of FirstService on which they serve (and all committees thereof), and from all positions as officers (or the equivalent thereof) of FirstService or any Affiliate of FirstService which they hold; and

(ii)
of FirstService and any Affiliate of FirstService who will not be an officer or director (or the equivalent thereof) of New FSV, FSV Holdco or any Affiliate thereof after the Effective Date, to resign, effective not later than the Effective Date, from all boards of directors or similar governing bodies of New FSV, FSV Holdco or any Affiliate thereof on which they serve (and all committees thereof) and from all positions as officers (or the equivalent thereof) of New FSV, FSV Holdco and any Affiliate thereof which they hold.

(b)	Notwithstanding the foregoing:

(i)
the Parties shall use reasonable commercial efforts to have any director or officer who resigns pursuant to this Section 2.6 cooperate and assist (in the case of officers, with respect to matters for which they were responsible prior to the Reorganization Time), the entity from which they have resigned as necessary to comply with all regulatory and other governance requirements and all in accordance with Section 6.7; and

(ii)
if following the Effective Date any officer or director of a Party continues to serve as an officer or director of another Party, but should have resigned from such position pursuant to this Section 2.6, then Colliers and New FSV, as the case may be, shall use their reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to cause such officer or director to resign from such position as promptly as reasonably practicable and where legally permissible and practicable with effect from the Effective Date.

2.7           InterCompany Accounts

Effective immediately after the Reorganization Time but prior to the Effective Time, FirstService and FSV Holdco shall cause the InterCompany Accounts (other than the FSV Holdco Note) owing between them and/or between those Persons operating any aspect of the Separated Businesses and those Persons operating any aspect of the Colliers Businesses to be consolidated and settled. Any net InterCompany Accounts owing between any of the foregoing Persons after the consolidation and settlement shall then be settled by way of a non-cash distribution by FSV Holdco to FirstService as a return of capital and, if and to the extent necessary, a series of non-cash dividends. Any net InterCompany Accounts owing by FSV Holdco or those Persons operating any aspect of the Separated Businesses to FirstService or those Persons operating any aspect of the Colliers Businesses after the consolidation and settlement shall then be settled by way of a contribution by FirstService to FSV Holdco as a contribution of capital in respect of the outstanding FSV Holdco Consideration Shares and such amount shall be added to contributed surplus.

2.8           Cooperation

The Parties shall cooperate in good faith in all aspects of the Reorganization and shall, at another Party's reasonable request, sign all such documents and perform all such other acts as may be necessary or desirable to give full effect to the Reorganization, including with respect to the transfer of New FSV Assets to FSV Holdco and assumption of New FSV Liabilities by FSV Holdco contemplated in this Article 2.

2.9           No Representations or Warranties

(a)
New FSV and FSV Holdco agree and acknowledge that FirstService is not, in this Agreement, making any representation or warranty to FSV Holdco as to any aspect of the New FSV Interests or as to any Consents, it being understood and agreed that FSV Holdco shall take the New FSV Assets, and shall assume, perform and discharge the New FSV Liabilities, on an "as-is", "where-is" basis. Notwithstanding the foregoing, the New FSV Assets shall be transferred to FSV Holdco in accordance with Section 2.3 herein, free and clear of all financial encumbrances relating to FirstService indebtedness to third parties in respect of loans made by such third parties to FirstService.

(b)
FirstService agrees and acknowledges that none of New FSV, FSV Holdco nor any Affiliate thereof is, in this Agreement or in any other agreement or document, making any representation or warranty to FirstService, or any Affiliate of FirstService, as to any Consents.

2.10           Mutual Licenses

(a)
To the extent that FirstService has the right to grant same without additional cost or expense and subject to any obligations that FirstService may owe to any third party in respect of same, FirstService hereby grants to FSV Holdco in each of the jurisdictions where FirstService has the right to do so, effective as at the Reorganization Time, the non-exclusive, royalty free right to use the Colliers Licensed Intellectual Property in the Separated Businesses: (i) in the same manner and for the same purposes as such was used in such businesses prior to the Reorganization Time; and (ii) to the extent that same can be shown from the Records of FSV Holdco, in the manner contemplated by FSV Holdco prior to the Reorganization Time for use in the Separated Businesses.

(b)
To the extent that FSV Holdco has the right to grant same without additional cost or expense and subject to any obligations that FSV Holdco may owe to any third party in respect of same, FSV Holdco hereby grants to FirstService in each of the jurisdictions where FSV Holdco has the right to do so, effective as at the Reorganization Time, the non-exclusive, royalty free right to use the FSV Holdco Licensed Intellectual Property in the Colliers Businesses: (i) in the same manner and for the same purposes as such was used in such businesses prior to the Reorganization Time; and (ii) to the extent that same can be shown from the Records of FirstService, in the manner contemplated by FirstService prior to the Reorganization Time for use in the Colliers Businesses.

(c)
The license granted in subsection 2.10(a) shall not result in the assignment of any of FirstService's rights in or to such Colliers Licensed Intellectual Property or result in any obligation of FirstService to register, enforce or maintain such Colliers Licensed Intellectual Property, to provide or deliver any copy of same, or to grant FSV Holdco any right to do so on its own or on behalf of FirstService; provided however, FSV Holdco may register, enforce or maintain any of such Colliers Licensed Intellectual Property to the extent required in order to protect FSV Holdco's interests in same in the Separated Businesses to the extent that FirstService has not registered, enforced or maintained same and FirstService shall cooperate with and provide all necessary assistance to FSV Holdco in connection therewith. All such Colliers Licensed Intellectual Property is provided on an "as is", "where is" and "with all faults" basis and FirstService expressly disclaims any and all representations, warranties and conditions, express or implied, in respect of same.

(d)
The license granted in subsection 2.10(b) shall not result in the assignment of any of FSV Holdco's rights in or to such FSV Holdco Licensed Intellectual Property or result in any obligation of FSV Holdco to register, enforce or maintain such FSV Holdco Licensed Intellectual Property, to provide or deliver any copy of same, or to grant FirstService any right to do so on its own or on behalf of FSV Holdco; provided however, FirstService may register, enforce or maintain any of such FSV Holdco Licensed Intellectual Property to the extent required in order to protect FirstService's interests in same in the Colliers Businesses to the extent that FSV Holdco has not registered, enforced or maintained same and FSV Holdco shall cooperate with and provide all necessary assistance to FirstService in connection therewith. All such FSV Holdco Licensed Intellectual Property is provided on an "as is", "where is" and "with all faults" basis and FSV Holdco expressly disclaims any and all representations, warranties and conditions, express or implied, in respect of same.

(e)	FirstService and FSV Holdco shall not use the FSV Holdco Licensed Intellectual Property and the Colliers Licensed Intellectual Property, respectively, in a manner which may result in the loss thereof.

(f)	FirstService and FSV Holdco agree that the fair market values of the mutual licenses granted above are expected to be the same.

(g)
The licenses contained in subsections 2.10(a) and 2.10(b) shall include the right to permit third parties to use such Intellectual Property on behalf of and for the benefit of the licensee and shall include the right to practice and otherwise fully exploit such Intellectual Property provided that such licenses shall not include the right to grant licenses to third parties other than as expressly provided in this subsection 2.10(g).

(h)
Consistent with the provisions of Section 12.2, upon the reasonable request of another Party, each Party shall cooperate with the other Parties and execute and deliver, from time to time, such additional software, patent or other license agreements, consistent with the terms of this Agreement, as may reasonably be required in order to effectuate the provisions and purposes of this Agreement and, in particular, the licenses set out in subsections 2.10(a) and 2.10(b).

(i)
Notwithstanding the broad licenses granted in subsections 2.10(a) and 2.10(b) above, FSV Holdco and FirstService agree that where either wishes to exercise its rights, as licensee, under subsections 2.10(a) or 2.10(b) above, respectively, in the United States of America, it shall only do so: (i) through a wholly owned U.S. Affiliate; (ii) pursuant to a written license between itself and such U.S. Affiliate; and (iii) on an arm's length basis.

ARTICLE 3
POST-REORGANIZATION INTER COMPANY MATTERS

3.1           Trademarks

(a)
Subject to subsection 3.1(c), FSV Holdco shall discontinue all and any use, as soon as commercially practicable after the Reorganization Time but in any event within six months thereafter, except as may be mutually agreed in writing, and shall not make any new use, of:

(i)	any trademark owned, possessed by or under the control of Colliers, other than New FSV Intellectual Property;

(ii)	any trademark, tradename or other indicia of source which includes the name "Colliers", "Colliers International" or any variant thereof; or

(iii)	any trademark derivative of or similar to any of the foregoing in paragraph 3.1(a)(i);

(collectively, "Non-Permitted Marks").

(b)
In furtherance of the foregoing, as soon as commercially practicable after the Reorganization Time, but in any event within six months thereafter, except as may be mutually agreed in writing, FSV Holdco will, at its own expense, remove (or, if necessary, on an interim basis, cover up) any and all displays of Non-Permitted Marks from any of the New FSV Assets (including exterior signs and other identifiers located on any property or premises, vehicles, web sites, software, email, products, supplies and documents and other materials and systems); provided however, that, notwithstanding the foregoing, nothing contained in this Agreement shall prevent FSV Holdco: (i) from using Colliers' or its Affiliates names (or prior names) in public filings with Governmental Authorities, materials intended for distribution to New FSV or Colliers' securityholders or any other communication in any medium to the extent necessary or appropriate to describe the relationship between the Parties; (ii) from using such names to the extent such names are referenced in New FSV Contracts, Shared Contracts, New FSV Litigation or Joint Litigation; or (iii) from using such names to the extent required pursuant to New FSV Contracts.

3.2           Litigation

(a)
Colliers Litigation. Following the Reorganization Time, FirstService shall have exclusive authority and control over the investigation, prosecution, defense and appeal and shall bear all costs, expenses and Liabilities, and shall be entitled to retain all amounts received as proceeds, settlements, judgments and awards, of all Colliers Litigation and may settle or compromise, or consent to the entry of any judgment with respect to any such Colliers Litigation without the consent of FSV Holdco; provided however, that in the event such settlement, compromise or judgment assigns any liability, fault or responsibility to FSV Holdco or any Affiliate of FSV Holdco or is otherwise reasonably likely to have a material adverse effect on FSV Holdco's business, operations or financial condition, FSV Holdco's consent to any such settlement, compromise or judgment will be required (which consent shall not be unreasonably withheld, delayed or conditioned). In furtherance of the foregoing, neither FSV Holdco nor any Affiliate of FSV Holdco shall be entitled to participate in the defense of, or share in any proceeds, settlements, judgments or awards resulting from, nor shall it bear any responsibility with respect to any costs, expenses or Liabilities associated with any Colliers Litigation.

(b)
New FSV Litigation. Following the Reorganization Time, FSV Holdco shall have exclusive authority and control over the investigation, prosecution, defense, settlement, compromise and appeal and shall bear all costs, expenses and Liabilities, and shall be entitled to retain all amounts received as proceeds, settlements, judgments and awards of all New FSV Litigation and may settle or compromise or consent to the entry of any judgment with respect to any such New FSV Litigation without the consent of FirstService; provided however, that in the event such settlement, compromise or judgment assigns any liability, fault or responsibility to FirstService or any Affiliate of FirstService or is otherwise reasonably likely to have a material adverse effect on FirstService's business, operations or financial condition, FirstService's consent to any such settlement, compromise or judgment will be required (which consent shall not be unreasonably withheld, delayed or conditioned). In furtherance of the foregoing, neither FirstService nor any Affiliate of FirstService shall be entitled to participate in the defense of, or share in any proceeds, settlements, judgments or awards resulting from, nor shall it bear any responsibility with respect to any costs, expenses or Liabilities associated with any New FSV Litigation.

(c)
Joint Litigation. Following the Reorganization Time, FirstService shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all Joint Litigation. FirstService shall bear all costs, expenses and Liabilities of, and shall be entitled to retain all amounts received as proceeds, settlements, judgments and awards in such Joint Litigation; provided that, with reasonable promptness following a final determination with respect to any Joint Litigation, including the rendering of a judgment at trial or on appeal for which a stay cannot be obtained, an order that an amount be posted in order to obtain a stay of a judgment, settlement or other final resolution, the Transition Teams shall determine whether, and to what extent, the final resolution of such Joint Litigation related to New FSV Interests, based upon the written opinion or order of the court, the evidence presented to the court or, in the absence of a court decision, any other evidence involved in determining the final resolution of such Joint Litigation. In the event that it is so determined that the final resolution of such Joint Litigation related in whole or in part to New FSV Interests, then FSV Holdco shall:

(i)
bear its proportionate share (as determined by the Transition Teams) of any Post-Closing Cooperation Costs, expenses and Liabilities arising out of or relating to such Joint Litigation (and shall with reasonable promptness reimburse FirstService for such proportionate share of any Post-Closing Cooperation Costs, expenses and Liabilities theretofore borne by FirstService); or

(ii)
be entitled to receive (and FirstService shall with reasonable promptness, upon receipt, pay to FSV Holdco) its proportionate share (as determined by the Transition Teams) of any amounts received by FirstService as proceeds, settlements, judgments and awards resulting from such Joint Litigation.

FirstService may settle, compromise or consent to the entry of any judgment with respect to any such Joint Litigation without the consent of FSV Holdco and neither FSV Holdco nor any Affiliate of FSV Holdco shall be entitled to participate in the defense or prosecution of any Joint Litigation; provided however, that in the event that such settlement, compromise or judgment assigns any liability, fault or responsibility to FSV Holdco or any Affiliate of FSV Holdco or is otherwise reasonably likely to have a material adverse effect on FSV Holdco's business, operations or financial condition, FSV Holdco's consent shall be required (which consent shall not be unreasonably withheld, delayed or conditioned); provided further, that in the event that during the pendency of such Joint Litigation, FirstService, acting reasonably, determines that such Joint Litigation relates to New FSV Interests based upon the evidence in such case, as well as court submissions, or is otherwise reasonably likely to have a material adverse effect on FSV Holdco's business, operations or financial condition then FirstService shall present the Joint Litigation to the Transition Teams and the Transition Teams shall determine whether, and to what extent, FSV Holdco shall be entitled to participate in or control the defense or prosecution of such Joint Litigation. Each of FSV Holdco and FirstService shall cooperate fully with the other and its counsel in the investigation, prosecution, defense and resolution of any such action described in this subsection 3.2(c).

(d)
Any claim asserted by a third party or Action commenced by a third party in respect of which a Party is entitled to indemnification under Article 9, shall be dealt with exclusively under Article 9 and not under this subsection 3.2(d). Otherwise:

(i)
with respect to any Action, which for purposes of this subsection 3.2(d) shall be restricted to a lawsuit or arbitration, commenced within 10 years after the Reorganization Time by FirstService or FSV Holdco or their respective Affiliates (but not both FirstService and FSV Holdco or their respective Affiliates), or commenced against FirstService or FSV Holdco or their respective Affiliates (but not both FirstService and FSV Holdco or their respective Affiliates) at any time after the Reorganization Time, on the one hand (the party bringing such Action or against whom such Action is commenced being referred to herein as the "Named Party"), and any third Person, on the other hand, that is not related (as determined by the Named Party, acting reasonably) to New FSV Litigation, Joint Litigation or Colliers Litigation (each, an "Other Action"), the Named Party shall determine in good faith whether such Other Action relates directly to the Assets or Liabilities of the other Party. If the Named Party determines in good faith that such Other Action does not relate directly to the Assets or Liabilities of the other Party, then such Named Party shall not be obligated to refer such Other Action to the Transition Teams in accordance with this subsection 3.2(d) and such Named Party shall have exclusive authority and control over the investigation, prosecution, defense and appeal and shall bear all costs, expenses and Liabilities and shall be entitled to retain all amounts received as proceeds, settlements, judgments and awards of such Other Action. Notwithstanding the foregoing, if the Named Party initially determines in good faith that such Other Action does not relate directly to the Assets or Liabilities of the other Party, but subsequent to such determination, the Named Party, determines in good faith and with reasonable dispatch, as a result of new or additional claims being brought or other new information coming to its attention that was not available with reasonable diligence at the time of the original determination by the Named Party, that such Other Action does relate directly to the Assets or Liabilities of the other Party, then the Named Party shall refer such Other Action to the Transition Teams in accordance with this subsection 3.2(d);

(ii)
in the event that the Named Party determines in good faith that such Other Action relates directly to the Assets or Liabilities of the other Party, then such Named Party shall refer such Other Action to the Transition Teams and the Transition Teams shall determine in good faith whether such Other Action relates primarily to New FSV Interests, on the one hand, or Colliers Interests, on the other hand, and whether FirstService or FSV Holdco should have exclusive authority and control over the investigation, prosecution, defense and appeal of such Other Action or whether FirstService and FSV Holdco should jointly control such Other Action;

(iii)
if during the course of an Other Action, the Transition Teams determine that FirstService and FSV Holdco shall jointly control the prosecution or defense of such Other Action, then FirstService and FSV Holdco shall share all costs, expenses and Liabilities of prosecuting or defending such Other Action (since the commencement of such Other Action) in such proportion as shall be determined by the Transition Teams;

(iv)
during the course of an Other Action, any Party maintaining exclusive authority and control over such Other Action shall bear all costs, expenses and Liabilities of prosecuting or defending such Other Action;

(v)
with reasonable promptness following such time that a final determination with respect to such Other Action that was referred to the Transition Teams under subsection 3.2(d)(i), 3.2(d)(ii) or 3.2(d)(iii), including the rendering of a judgment at trial or on appeal for which a stay cannot be obtained, an order that an amount be posted in order to obtain a stay of a judgment, settlement or other final resolution, the Transition Teams shall determine whether, and to what extent, the final resolution of such Other Action related to New FSV Interests, on one hand, and FirstService's Interests, on the other hand, based upon the written opinion or order of the court, the evidence presented to the court, and any other evidence involved in determining the final resolution of such Other Action. In the event that it is so determined that the final resolution of such Other Action related to both Colliers Interests and the New FSV Interests, then each of FirstService and FSV Holdco shall:

(A)
bear its proportionate share (as determined by the Transition Teams) of any costs, expenses and Liabilities arising out of or relating to such Other Action (and shall with reasonable promptness reimburse the Party responsible for advancing the costs of prosecuting or defending such Other Action for its proportionate share of any Post-Closing Cooperation Costs, expenses and Liabilities theretofore borne by such Party); or

(B)
be entitled to receive its proportionate share (as determined by the Transition Teams) of any amounts received as proceeds, settlements, judgments and awards in such Other Action (and the Party receiving such amounts shall with reasonable promptness pay to the other Party its proportionate share thereof).

3.3           Treatment of Payments Post-Reorganization

(a)
Except as otherwise provided herein, each of FirstService and FSV Holdco shall promptly reimburse or otherwise provide payment to FSV Holdco and FirstService, respectively, for any payments made following the Reorganization Time (but only if such payments have not been settled as between FSV Holdco and FirstService prior to the Reorganization Time) to third parties by FSV Holdco or FirstService, on behalf of the other Party, in connection with the operation of such Party's business, including payments made by FirstService with respect to FSV Holdco payroll obligations.

(b)
Except as otherwise provided herein, from and after the Reorganization Time, each of FirstService and FSV Holdco shall promptly deliver to the other Party, any payments or other amounts received by it following the Reorganization Time in respect of amounts that are attributable and payable to such other Party, including receivables or otherwise.

(c)
The reimbursements referred to in subsection 3.3(a) shall include: (i) a reimbursement by FSV Holdco to FirstService for the goods and services tax component of accounts receivable included in the New FSV Current Assets, which component FirstService is required to remit; and (ii) a reimbursement by FirstService to FSV Holdco for the goods and services tax component of accounts payable included in the New FSV Current Liabilities, which component FirstService is entitled to recover as an input tax credit.

3.4           References in Contracts to FirstService

In furtherance of the transactions and matters contemplated by this Agreement, to the extent that a Contract entered into prior to the Reorganization Time references, whether as a party thereto or otherwise, FirstService or references the outstanding shares, indebtedness or other associated or related attributes or matters of FirstService, the Parties acknowledge and agree that: (a) in the event that such Contract relates to the Colliers Businesses, then from and after the Effective Time, all such references in such Contract shall be deemed to refer to Colliers or the outstanding shares, indebtedness or other associated or related attributes or matters of Colliers; and (b) the event that such Contract relates to the Separated Businesses, then from and after the Effective Time, all such references in such Contract shall be deemed to refer to New FSV or the outstanding shares, indebtedness or other associated or related attributes or matters of New FSV. The Parties will use reasonable commercial efforts to amend, supplement or otherwise modify all such Contracts with effect as at the Reorganization Time, in order to further document or evidence this Section 3.4. If such further documentation cannot be obtained, or if the Parties conclude that it is not practicable or feasible to obtain such further documentation, the Parties shall cooperate such that such Contracts will operate as if the appropriate references where included therein to Colliers or New FSV or the outstanding shares, indebtedness or other associated or related attributes or matters of Colliers or New FSV, as applicable, and each of Colliers and New FSV shall, forthwith upon the written request of the other of them, do and perform and cause to be done and performed any and all such further and other acts and things as are within its reasonable power to do and as are reasonably necessary or desirable in order ensure the same.

ARTICLE 4
INSURANCE MATTERS

4.1           Termination of Insurance on New FSV Assets and Liabilities

Other than as set forth in Section 4.3 below, effective as of the completion of the Arrangement, each of Colliers and its Affiliates and each of New FSV and its Affiliates shall be responsible for arranging their respective Insurance Arrangements with respect to injuries, Losses and Liability arising after the completion of the Arrangement with respect to their respective businesses and Assets, with the understanding that Colliers or any Affiliate of Colliers may utilize the Current Insurance Arrangements to fulfill its obligations contained in this Section 4.1. To the extent that Colliers receives a refund for any premiums paid as a result of the early termination or removal of the New FSV Interests from the Current Insurance Arrangements, Colliers shall promptly transfer to New FSV such refund amount if and to the extent that such refund constitutes a prepaid expense and was included in New FSV Current Assets; otherwise Colliers shall be entitled to retain such refund amount.

4.2           Administration of Current Insurance Arrangements

(a)
From and after the completion of the Arrangement, Colliers shall be responsible for Insurance Administration under the Current Insurance Arrangements with respect to all Losses and Liabilities including any claims with respect to the New FSV Assets and New FSV Liabilities arising prior to the completion of the Arrangement or arising after the completion of the Arrangement but relating to the period prior to the completion of the Arrangement and covered by the Current Insurance Arrangements. All Post-Closing Cooperation Costs relating to Insurance Administration and claimed with respect to the New FSV Interests as contemplated by this subsection 4.2(a) shall be borne by FSV Holdco; provided that, prior to incurring any material disbursement or engaging any agent with respect thereto, Colliers shall consult with New FSV with respect to same. Insurance Proceeds with respect to claims, costs and expenses under the Current Insurance Arrangements which relate to the New FSV Interests shall be paid by Colliers to New FSV. In the event New FSV or any Affiliate of New FSV makes an Insured Claim under a Current Insurance Arrangement, New FSV shall deliver notice to Colliers of such Insured Claim and Colliers shall promptly and diligently either: (i) appoint New FSV as its agent for the limited purpose of making and administering such Insured Claim, keeping Colliers periodically updated as to the status of such Insured Claim; or (ii) proceed to do whatever may be required and necessary under the Current Insurance Arrangements to make such a claim on behalf of New FSV or its Affiliate, as the case may be, keeping New FSV periodically updated as to the status of such Insured Claim. In making any such claims on behalf of New FSV or its Affiliate, as the case may be, Colliers shall exercise the same degree of diligence as it would normally exercise in connection with insurance claims made on its own behalf.

(b)
From and after the completion of the Arrangement, Colliers or any Affiliate of Colliers, on the one hand, and New FSV or any Affiliate of New FSV, on the other hand, shall have the right to claim coverage for Insured Claims under the Current Insurance Arrangements with respect to any claim covered by such Current Insurance Arrangements as and to the extent that such insurance is available, up to the full extent of the applicable limits of liability, if any, and subject to the terms and conditions, of such Current Insurance Arrangements (and may receive any Insurance Proceeds with respect thereto). In the event that the total Insurance Proceeds payable to the Parties and their respective Affiliates under the Current Insurance Arrangements shall have exhausted the limits of liability, if any, under such Current Insurance Arrangements, payment of any future claims which are not reimbursed under such Current Insurance Arrangements as a result of such exhaustion of the limits of liability shall be the sole responsibility of the Party to which such Loss or Liability is allocated under the terms of this Agreement. Colliers and New FSV agree to cooperate with each other in a reasonable manner in asserting any Insured Claim pursuant to this Section 4.2.

4.3           Directors' and Officers' Insurance

(a)
Effective as and from the completion of the Arrangement, each of Colliers and New FSV shall obtain for the benefit of their respective officers and directors, their own directors' and officers' liability insurance at their own cost and expense covering any alleged action or inaction of such directors and officers in relation to their respective organizations following the Effective Time. Any return premium under the Current Insurance Arrangements associated with Colliers and New FSV each obtaining their own directors' and officers' liability coverage as provided above shall be applied to offset the premium associated with extending the time period to provide notice of a claim under the Current Insurance Arrangements as contemplated in subsection 4.3 (b) below.

(b)
In addition to the indemnity obligations contemplated in Section 9.3 and 9.4, FirstService and Colliers shall, for the benefit of the directors and officers of FirstService, Colliers, New FSV, FSV Holdco and their respective Affiliates, ensure that the period for providing notice for claims under the Current Insurance Arrangements for directors' and officers' liability is extended for a period of no less than six years following completion of the Arrangement, and the extended directors' and officers' liability policy under the Current Insurance Arrangements will be the sole policy covering claims relating to the action or inaction of such directors and officers as directors and officers of FirstService or any Affiliate of FirstService up to and including the completion of the Arrangement or arising out of, relating to or resulting from, directly or indirectly, the Arrangement or the Arrangement Agreement, this Agreement, the Plan of Arrangement or the Pre-Arrangement Transactions.

4.4           Cooperation

The Parties shall use reasonable commercial efforts to cooperate with each other with respect to various insurance matters contemplated by this Agreement. FirstService shall use reasonable commercial efforts to assist FSV Holdco in: (a) obtaining separate Insurance Arrangements; and (b) enforcing its rights and receiving benefits and privileges under Current Insurance Arrangements relating to Insured Claims arising prior to the completion of the Arrangement or arising after the completion of the Arrangement but relating to the period prior to the completion of the Arrangement. Any disagreements between the Parties under this Article 4 shall be submitted and resolved in accordance with the provisions of Article 10.

ARTICLE 5
TAXES

5.1           Elections and Designations

(a)
Subject to the more detailed provisions of subsections 2.3(c), 2.3(d) and 2.3(e), each Party covenants and agrees with and in favour of each other Party to file its Canadian federal and provincial tax returns and make all other Canadian federal and provincial filings, notifications, designations and elections, including elections pursuant to Section 85 of the Tax Act, pursuant to the Tax Act and to make adjustments to its stated capital accounts for the purposes of the OBCA in accordance with the terms of the Tax Ruling and Opinion, the Plan of Arrangement and the Arrangement Agreement, as applicable, following the Effective Date. Subject to the more detailed provisions of subsections 2.3(c), 2.3(d) and 2.3(e), where an "agreed amount" (or any analogous term or concept under applicable provincial or foreign tax legislation) is to be included in any such election, such amount will be within the range contemplated by the Tax Act (or applicable provincial or foreign tax legislation) and will be the amount contemplated by the Tax Ruling and Opinion, the Plan of Arrangement and the Arrangement Agreement, as applicable.

(b)
To the extent that any Party (in this subsection 5.1(b), the "First Party") receives a notice of assessment in respect of Tax levied pursuant to Part III.1 of the Tax Act for an "excessive eligible dividend designation" (within the meaning of the Tax Act) in respect of any dividend that is paid or deemed to be paid pursuant to the Arrangement, then any other Party who received or was entitled to receive all or any portion of such dividend or deemed dividend hereby agrees and consents to the making of an election by the First Party pursuant to subsection 185.1(2) of the Tax Act to treat such excessive eligible dividend designation as a taxable dividend (other than an eligible dividend), and the Parties agree to cooperate and to take all actions necessary or desirable to support the making of such election.

(c)
Each Party covenants and agrees with and in favour of each other Party to cooperate in the preparation and filing, in the form and within the time limits prescribed or otherwise contemplated in the Tax Act, of all tax returns, filings, notifications, designations and elections under the Tax Act as contemplated in the Tax Ruling and Opinion, the Plan of Arrangement and the Arrangement Agreement (and any similar tax returns, elections, notifications or designations that may be required under applicable provincial or foreign legislation).

5.2           Preparation and Filing of Tax Returns

FirstService shall have sole and exclusive responsibility for the preparation and filing of all Tax returns for itself and for each Affiliate that is its Affiliate immediately after the Effective Date, and that are required to be filed by Applicable Law for any and all taxation periods. New FSV shall have sole and exclusive responsibility for the preparation and filing of all Tax returns for itself, each predecessor and each Affiliate, who is an Affiliate thereof immediately after the Effective Date and that are required to be filed by Applicable Law for any and all taxation periods.

5.3           Manner of Tax Return Preparation

Each Party covenants and agrees, at its sole cost and expense, to file its tax returns and elections, including under Section 85 of the Tax Act, pursuant to the Tax Act, any other elections or designations under any other Applicable Law and to take all other actions, in a manner consistent with this Agreement, the Plan of Arrangement, the Arrangement Agreement and the Tax Ruling and Opinion.

5.4           Colliers' Liability for Taxes and Entitlement to Benefits

Except as provided for herein, Colliers shall be liable for: (i) all Corporate Taxes assessed, imposed or levied on FirstService or any of its Affiliates which will be Affiliates of Colliers after the Effective Time and shall be entitled to receive and retain the economic benefit of all refunds, credits, deductions or offsets of Corporate Taxes and Tax Assets relating thereto, in each case, for any and all periods; and (ii) all Other Taxes and shall be entitled to receive and retain the economic benefit of all refunds, credits, deductions or offsets of Other Taxes and Tax Assets relating thereto, relating to the Colliers Businesses or the Colliers Assets for any and all periods. FirstService and Colliers shall also be liable for all Transfer Taxes and all costs and fees incurred in connection with obtaining the Tax Ruling and Opinion and, for greater clarity, the payment of all Corporate Taxes associated with the acceleration of any Corporate Taxes caused by the Pre-Arrangement Transactions.

5.5           New FSV's Liability for Taxes and Entitlement to Benefits

Except as provided for herein, New FSV shall be liable for: (i) all Corporate Taxes assessed, imposed or levied on New FSV, FSV Holdco or any of their Affiliates which will be Affiliates of New FSV immediately after the Effective Date and shall be entitled to receive and retain the economic benefit of any refunds, credits, deductions, offsets of Corporate Taxes and Tax Assets relating thereto, in each case for any and all periods; and (ii) all Other Taxes relating to the Separated Businesses or the New FSV Assets and shall be entitled to receive and retain the economic benefit of any refunds, credits, deductions, offsets of Taxes and Tax Assets relating thereto, in each case for any and all periods.

5.6           Continuing Covenants

Each of FirstService (for itself, its predecessors, its successors and each of its Affiliates) and FSV Holdco (for itself, its predecessors, its successors and each of its Affiliates) agrees: (i) not to take any action reasonably expected to result in an increased Tax Liability to the other or a reduction in a Tax Asset of the other; and (ii) to take any action reasonably requested by the other that would reasonably be expected to result in a Tax Benefit or to avoid a Tax Detriment to the other, provided, in each case, that the taking of, or refraining to take, such action does not result in an additional cost not fully compensated for by the other Party or any other adverse effect to such Party.

5.7           Cooperation

FirstService and FSV Holdco shall each cooperate fully (and each shall cause its respective Affiliates to cooperate fully) with all reasonable requests from the other Party for information and materials not otherwise available to the requesting Party in connection with the preparation and filing of Tax returns, claims for refunds and audits concerning issues or other matters covered by this Agreement or in connection with the determination of a liability under this Agreement for Taxes or a right under this Agreement to a refund of Taxes. Such cooperation shall include the:

(a)
retention, subject to the provisions of Article 6, until the expiration of the applicable statute of limitations, and the provision, upon request, of copies of all tax returns, books, records, documentation and other information, including schedules, related working papers and documents; and

(b)	execution of any document that may be necessary or reasonably helpful in connection with any tax proceeding, the filing of any tax return or any refund claim by a Party or an Affiliate thereof.

If any Indemnified Party receives an assessment or reassessment (collectively, an "Assessment") from any Governmental Authority in respect of any tax return or tax matter for which such Indemnified Party may seek indemnification hereunder, such Indemnified Party shall (and cause its Affiliates to) deliver to the Indemnifying Party a copy of the Assessment within fifteen (15) Business Days of receiving the Assessment. The Parties agree to cooperate in responding to or in contesting any Assessment.

5.8           Transfer Taxes

The Parties shall cooperate with each other in good faith and shall use reasonable commercial efforts to mitigate all federal, provincial, state and local sales, goods and services and transfer Taxes arising in connection with the Spin-off, the Reorganization and Plan of Arrangement (collectively "Transfer Taxes"), including, if applicable, executing any and all elections, including, if applicable, an election under Section 156 or subsection 167(1) of the Excise Tax Act (Canada), in the prescribed form within the prescribed time.

ARTICLE 6
ACCESS TO INFORMATION AND CONFIDENTIALITY

6.1           Corporate Minute Books and Corporate Seals

The Parties acknowledge and agree that each entity minute book and entity seal are and shall remain the property of the entity to which they relate and that, on or as promptly as practicable following the Reorganization Time, FirstService shall, and shall cause its Affiliates to, deliver to or for the benefit of FSV Holdco each entity minute book and entity seal in their possession that relates to FSV Holdco and its Affiliates.

6.2           Access to Records

(a)
Subject to the provisions of subsection 6.2(e) regarding, from and after the Reorganization Time, FirstService shall, and shall cause its Affiliates to, afford to FSV Holdco and its Affiliates and their respective Representatives (at FSV Holdco's or its Affiliate's sole cost and expense) reasonable access, during normal business hours and upon reasonable advance notice, to the relevant portions of FirstService's Records (including active agreements, active litigation files and governmental filings) that contain New FSV Information or Shared Information, and to make copies of such records.

(b)
Subject to the provisions of subsection 6.2(e), from and after the Reorganization Time, New FSV and FSV Holdco shall, and shall cause their respective Affiliates to, afford to FirstService and its Affiliates and their respective Representatives (at FirstService's or its Affiliate's sole cost and expense) reasonable access, during normal business hours and upon reasonable advance notice, to the relevant portions of New FSV Records (including active agreements, active litigation files and governmental filings) that contain Colliers Information or Shared Information, and to make copies of such records.

(c)
With respect to Records kept in off-site storage as at the Reorganization Time that are maintained and managed by FirstService or its Affiliates, FirstService shall, and shall cause its Affiliates to, use reasonable commercial efforts to continue to maintain and manage, at its sole cost and expense, all such Records in accordance with, and for the periods specified in, Colliers' Records Retention Policy and the provisions of Section 6.3.

(d)
With respect to Records kept in off-site storage as at the Reorganization Time that are maintained or managed by a third party on behalf of FirstService and/or its Affiliates (the "Third Party Stored Records"), FirstService shall, and shall cause its Affiliates to, use reasonable commercial efforts to continue to have such Third Party Stored Records maintained or managed, at its sole cost and expense, in accordance with, and for the periods specified in, Colliers' Records Retention Policy and the provisions of Section 6.3.

(e)
FirstService and FSV Holdco and their respective Affiliates shall have the right to access Third Party Stored Records to the extent relating to the Colliers Interests or the New FSV Interests, respectively, in accordance with this subsection 6.2(e) and to make written request to access such Third Party Stored Records directly to such third party, so long as:

(i)	the Party making any such request shall concurrently provide a copy of such written request to each of the other Parties;

(ii)
each of the other Parties shall have the right to object to the written request if such other Party determines in good faith that the written request is contrary to the provisions of this Section 6.2; provided that, such objecting Party provides written notice to the requesting Party of such objection within 3 Business Days of receipt of the written request, together with reasonable details of the reasons for such objection;

(iii)
the requesting Party may only accept delivery of and review any such Third Party Stored Records if: (i) such requesting Party has not received a written objection from another Party within 3 Business Days of delivery of the written request to such other Party; or (ii) if such requesting Party receives a written objection from another Party within 3 Business Days of delivery of the written request to such other Party, when the requesting Party and the objecting Party resolve the disagreement with respect to such request and objection; and

(iv)
if FSV Holdco and FirstService are unable to resolve any disagreement with respect to any such requests and objections within 2 Business Days of receipt of any objection, then the provisions of Article 10 shall apply with respect to such disagreement.

6.3           Retention of Records

Except as otherwise agreed in writing or as may be required by Applicable Laws or by the terms of the agreement or arrangement with the third party who provided or has the ability to control such Records, each of FirstService, FSV Holdco and their respective Affiliates shall use reasonable commercial efforts to preserve and keep (at such Party's sole cost and expense) all Records in such Party's possession or under its control or maintained by such Party relating exclusively or primarily to the business, Assets or Liabilities of the other Party in accordance with its respective records retention policy (or in the absence of which, until the tenth anniversary of the Reorganization Time) and shall not destroy any such Records during such period without first using reasonable commercial efforts to notify the other Party of the proposed destruction and giving the other Party a reasonable opportunity to take possession of such Records prior to such destruction.

6.4           Access to Employees

After the Reorganization Time, each of FSV Holdco and FirstService shall, and shall cause their respective Affiliates to, use reasonable commercial efforts to make available to the other Party during normal business hours, upon the prior written request of the other, such company's officers and employees to the extent that any such Person may reasonably be required in connection with any New FSV Litigation, Colliers Litigation or Joint Litigation or other proceedings in which the requesting Party may from time to time be involved and relating to the business, Assets or Liabilities of either Party, or relating to or in connection with the operation of the Separated Business prior to the Reorganization Time or the relationship between the Parties on or prior to the Reorganization Time. Any Post-Closing Cooperation Costs incurred in making such officers and employees available shall be paid by the Party requesting the availability of such Persons. The Party making available its officers and employees to another Party shall not be responsible for any Losses suffered by such other Party as a result of such access.

6.5           Confidentiality

New FSV Information

(a)
FirstService hereby acknowledges and agrees that New FSV and FSV Holdco have a proprietary interest in the New FSV Information and that the same is of value to New FSV, FSV Holdco and their Affiliates and that use or disclosure of the New FSV Information contrary to the terms of this Agreement would cause irreparable harm to New FSV, FSV Holdco and their Affiliates.

(b)
FirstService hereby covenants and agrees with New FSV and FSV Holdco that FirstService will not and FirstService shall cause its Affiliates to not divulge, communicate, use for itself or for the benefit of any other Person, or otherwise misuse, contrary to the terms of this Agreement, any New FSV Information without the prior written consent of New FSV.

(c)
FirstService hereby covenants and agrees with New FSV and FSV Holdco that FirstService will, and FirstService shall cause its Affiliates to, treat all New FSV Information with the same degree of care as FirstService accords to its own confidential information.

Colliers Information

(d)
New FSV and FSV Holdco hereby acknowledge and agree that FirstService has a proprietary interest in the Colliers Information and that the same is of value to FirstService and its Affiliates and that use or disclosure of the Colliers Information contrary to the terms of this Agreement would cause irreparable harm to FirstService and its Affiliates.

(e)
New FSV and FSV Holdco hereby covenant and agree with FirstService that New FSV and FSV Holdco will not and they shall cause their Affiliates to not divulge, communicate, use for itself or for the benefit of any other Person, or otherwise misuse, contrary to the terms of this Agreement, any Colliers Information without the prior written consent of FirstService.

(f)
New FSV and FSV Holdco hereby covenant and agree with FirstService that New FSV and FSV Holdco will, and New FSV and FSV Holdco shall cause its Affiliates to, treat all Colliers Information with the same degree of care as New FSV accords to its own confidential information.

Shared Information

(g)
The Parties hereby covenant and agree to and to cause their Affiliates to only use the Shared Information in the normal course of their respective businesses for their own internal purposes and to not divulge or communicate to any other Person any Shared Information (except that the Parties will be permitted to disclose such information, to the extent necessary, in connection with their normal business activities, on a confidential basis, to their customers, partners, agents, lenders, contractors and consultants), without the prior written consent of the other Party.

(h)
Notwithstanding the foregoing, where an obligation is owed to a third party in respect of such Shared Information, the Parties hereby covenant and agree to use such information only in a manner consistent with such obligations.

Information without Restriction

(i)
The Parties acknowledge that they each have the non-exclusive right to use Industry Know-How and that each of them may use, divulge, communicate and in any other way exploit Industry Know-How in an unrestricted manner and without obligation of confidence. No Party shall restrict or attempt to restrict the other Parties with respect to their past, present or future exploitation, use or other dealing of Industry Know-How.

(j)
In addition, the Parties acknowledge that this Agreement shall not operate to restrict, in any way, any of the Parties from using, divulging, communicating or in any other way exploiting any information other than the Restricted Information or Shared Information known or which becomes known to them, provided however that the Parties acknowledge that they may be party to other agreements or subject to other obligations in respect of such information, which agreements or obligations shall not be effected in any way by this Agreement.

6.6           Restricted Information Practices

(a)
In addition to the foregoing, the Parties acknowledge and agree that each or any of them may disclose any Restricted Information: (i) as required by Applicable Law (provided that they shall have first complied with Section 6.10); (ii) to its directors, officers, employees, lawyers, accountants or other advisors, who are under obligations in respect of limited use, limited disclosure and confidentiality no less stringent than set forth herein, on a "need-to-know" basis; (iii) in connection with disputes or litigation between the Parties that relates to such Restricted Information, and each Party shall endeavor to limit disclosure for that purpose; or (iv) in connection with the exercise of any rights granted hereunder.

(b)
The foregoing obligations shall apply to the Parties hereto and their respective Affiliates, directors, officers, employees, lawyers, accountants and other advisors and any other Person to whom the Parties or any of them have delivered copies of, or permitted access to, such Restricted Information and each disclosing Party shall advise each of the foregoing persons of the obligations set forth in this Agreement and shall enforce and be responsible for the non-compliance of such Persons with such obligations.

6.7           Cooperation with Respect to Government Reports and Filings

Except as otherwise agreed in writing or as may be required by Applicable Laws or by the terms of the agreement or arrangement with the third party who provided or has the ability to control such Records and subject to the provisions of this Article 6), after the Effective Date, FirstService, New FSV and FSV Holdco shall use reasonable commercial efforts to provide the other or their respective Affiliates, with such cooperation (including, for greater certainty, access to Records in the manner set out in this Article 6) as may be reasonably requested by the other in connection with the preparation or filing of any report or filing required by any Governmental Authority or industry association contemplated by this Agreement or relating to or in connection with the operation of the Separated Businesses prior to the Reorganization Time or the relationship between the Parties on or prior to the Effective Date, including Tax returns, financial statements and continuous disclosure filings. Such cooperation shall include promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Governmental Authority which relate to the other Party and its Affiliates. Each Party shall use reasonable commercial efforts to make its employees and facilities available during normal business hours and on reasonable prior notice to provide an explanation of any documents or Records provided hereunder. The Party providing cooperation, or making its employees available, to another Party shall not be responsible for any Losses suffered by such other Party as a result of such cooperation or access.

6.8           Limitations on Providing Access to Records

(a)
Any Records in the possession of FirstService or its Affiliates, on the one hand, or New FSV, FSV Holdco and their respective Affiliates, on the other hand, that the other Party is provided access to pursuant to this Agreement or the Arrangement Agreement, shall be deemed to be and remain the Records and property of the providing Party and its licensors. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of ownership, license or otherwise in any such Records, or the information contained or disclosed therein.

(b)
A Party providing access to Records hereunder shall be entitled to be reimbursed by the requesting Party for all Post-Closing Cooperation Costs incurred in connection with creating, gathering and copying such Records.

(c)
The rights and obligations granted under this Article 6 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in any applicable Contracts with third parties, as well as any restrictions and obligations imposed by Applicable Law.

6.9           Privacy

(a)
Upon request by FSV Holdco, FirstService agrees to advise New FSV and FSV Holdco, to the extent reasonably recorded in its Records of: (i) all purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates; (ii) all additional purposes where FirstService has notified the individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such use or disclosure; and (iii) all instances where a relevant consent to the collection, use or disclosure of Transferred Information previously obtained has been withdrawn or varied.

(b)
New FSV and FSV Holdco covenant and agree to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including determining to complete such transactions; (ii) after the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from, or in respect of, the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (A) FirstService, New FSV and/or FSV Holdco has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual; (iii) where required by Applicable Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to New FSV and/or FSV Holdco; (iv) return or destroy the Transferred Information, at the option of FirstService, should the transactions contemplated herein not be completed; and (v) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to New FSV and/or FSV Holdco requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until FirstService has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Applicable Law.

6.10           Protective Arrangements

In the event that one or more of New FSV, FSV Holdco, FirstService or their respective Affiliates is legally required pursuant to a valid subpoena or other applicable order in a judicial, administrative or governmental proceeding to disclose or provide Restricted Information, such Party shall, unless otherwise required by Applicable Laws, notify the other Party prior to disclosing or providing such Restricted Information in order to enable the other Party to seek an appropriate protective order or other remedy, or to take steps to resist or narrow the scope of such request or legal process, and the Party that received such request shall cooperate, at the expense of the requesting Party, in seeking any reasonable protective arrangements requested by such requesting Party. If a protective order or other remedy is not obtained and disclosure of such Restricted Information is required, the Party that received such request may so disclose only that portion of such Restricted Information that such Party has been advised by counsel is legally required. In any such event the disclosing Party will use reasonable commercial efforts to ensure that all such Restricted Information that is so disclosed will be afforded confidential treatment.

6.11           Business Decisions

Notwithstanding the nature of this Agreement, each of the Parties agrees that: (i) the Parties shall not discuss or exchange any information relating to prices, territories, customers or business and financial plans with one another that is not specifically required to be communicated to complete the arrangements contemplated by this Agreement; (ii) all business decisions that may have an impact on competition shall be determined independently by each Party; (iii) the Parties shall not enter into any decision or agreement in respect of business decisions that may have an impact on competition; and (iv) each Party shall use all reasonable commercial efforts to limit access by such Party and its employees, agents and advisors to the Confidential Information of the other Party.

6.12           Limited Liability

Neither FirstService nor FSV Holdco and their respective Affiliates shall be liable to the other(s) for any monetary damages resulting from any breach of Sections 6.2(c), 6.2(d), 6.3 or 6.9; provided however, that the foregoing limitations shall not apply in the event of gross negligence or intentional, willful breach by a Party of any of its obligations under any of the foregoing sections. Neither FirstService nor FSV Holdco and their respective Affiliates shall be liable to the other(s) for any failure to destroy documents in its possession or under its control as may be required by such Party's internal records retention policy, guidelines or practices or otherwise, whether such failure is intentional or otherwise.

ARTICLE 7
TERMINATION AND MUTUAL RELEASE

7.1           Termination of Agreements

(a)
Subject to subsection 7.1(b) below, FirstService and FSV Holdco agree that all agreements, arrangements, commitments and understandings, whether or not in writing, between FirstService or any of its Affiliates, on the one hand, and FSV Holdco or any of its Affiliates on the other hand, shall terminate without further action being required by any party thereto, with effect as of the Reorganization Time. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive such termination) will be of any further force or effect as of and from the Reorganization Time. FirstService and FSV Holdco and their respective Affiliates shall sign all such documents and perform all such other acts, as may be necessary or desirable to implement or confirm such terminations.

(b)
The provisions of subsection 7.1(a) above shall not apply to any of the following agreements, arrangements, commitments or understandings (or to any of the provisions thereof): (i) this Agreement and the Arrangement Agreement (and each other agreement or instrument expressly contemplated by this Agreement or the Arrangement Agreement to be entered into by any Party hereto); (ii) any agreement, arrangement, commitment or understanding listed or described or set forth on Schedule D (Part 1); (iii) any agreement, arrangement, commitment or understanding to which any third party is a party; (iv) any agreements, arrangements, commitments or understandings that this Agreement or the Arrangement Agreement contemplates will be in force and effect beyond the Reorganization Time; (v) any other agreements FirstService and FSV Holdco or their respective Affiliates agree should not be terminated pursuant to subsection 7.1(a); and (vi) any other agreements FirstService and FSV Holdco or their respective Affiliates enter into after the Reorganization Time or which have effect from and after the Reorganization Time.

7.2           Mutual Release

(a)
From and after the Reorganization Time and except as specifically set forth in this Agreement or the Arrangement Agreement, each of FSV Holdco, on the one hand, and FirstService, on the other hand (on its own behalf and on behalf of its respective Affiliates, successors and permitted assigns), releases and forever discharges the other Party and its respective Affiliates and Representatives (collectively, the "Released Parties") of and from all Liabilities (including claims for indirect, consequential, exemplary and punitive damages), both in law and in equity, which the releasing Party has or ever had, which arise out of or relate to, in whole or in part, both: (i) the business, Assets, Liabilities and operations of the other Party and its Affiliates and Representatives; and (ii) events, circumstances or actions, whether known or unknown, occurring or failing to occur, or any conditions existing, in each case, on or prior to the Reorganization Time.

(b)	Notwithstanding subsection 7.2(a), the general release contained in subsection 7.2(a) shall not apply to:

(i)	any Party's rights to enforce this Agreement or the Arrangement Agreement or any of the instruments delivered pursuant to this Agreement or the Arrangement Agreement;

(ii)
any Liability the release of which would result in the release of any Person other than a Released Party (provided that the Parties agree not to bring suit or permit any of their Affiliates to bring suit against any Released Party with respect to any Liability to the extent such Released Party would be released with respect to such Liability by this Section 7.2 but for this paragraph 7.2(b)(ii);

(iii)	any Liability that the Parties may have with respect to indemnification, contribution or reimbursement pursuant to this Agreement or the Arrangement Agreement;

(iv)
any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement for claims brought against the Parties by third Persons, which Liability shall be governed by the provisions of Article 9 and, if applicable, the appropriate provisions of the Arrangement Agreement;

(v)	the Executory Contracts;

(vi)	the FSV Holdco Note; or

(vii)	the New FSV Liabilities which FSV Holdco has agreed to assume pursuant to paragraph 2.3(b)(iii) or the Colliers Liabilities.

(c)
The Parties hereto acknowledge that the foregoing general release shall not apply to any Liabilities assigned by the Parties to third parties prior to the Reorganization Time. Nothing in this Agreement shall impair any of the rights of any directors or officers of FirstService, Colliers, New FSV or FSV Holdco, or any of their respective Affiliates, to seek indemnification under any certificate of incorporation or by-laws of FirstService or any of its predecessors or Affiliates, or under any indemnification agreements, arising out of or relating to actions or inactions of such directors or officers prior to the Reorganization Time.

7.3           Waiver of Conflict

The Parties acknowledge that each of FSV Holdco and its Affiliates, on the one hand, and FirstService or any Affiliate of FirstService, on the other hand, are both currently represented by legal counsel retained by FirstService in connection with the preparation and finalization of this Agreement. Each of FSV Holdco (on behalf of itself and its Affiliates), on the one hand, and FirstService (on behalf of itself and its Affiliates), on the other hand, waives any conflict with respect to such common representation that may arise before, at or after the date of this Agreement.

ARTICLE 8
TRANSITION SERVICES & FACILITIES

8.1           Supply of Transition Services

During the Transition Period and subject to the terms contained in this Article 8:

(a)
FirstService agrees to provide each of the New FSV Transition Services for and on behalf of New FSV as and when required during FirstService's normal business hours, or such other times as may be applicable in the circumstances having regard to the nature of the particular New FSV Transition Service and how and when the activities to which such New FSV Transition Service relates have been undertaken by FirstService prior to the Effective Time. The provision of the New FSV Transition Services shall be deemed to have commenced effective at the Effective Time.

(b)
New FSV agrees to provide each of the Colliers Transition Services for and on behalf of FirstService as and when required during New FSV's normal business hours, or such other times as may be applicable in the circumstances having regard to the nature of the particular Colliers Transition Service and how and when the activities to which such Colliers Transition Service relates have been undertaken by FSV Holdco prior to the Effective Date. The provision of the Colliers Transition Services shall be deemed to have commenced effective at the Effective Time.

A Party may provide any or all of the New FSV Transition Services or the Colliers Transition Services, as applicable, through its Affiliates, contractors or subcontractors, provided that use of any such Affiliates, contractors or subcontractors shall not relieve such Party of any of its obligations under this Agreement in respect of the New FSV Transition Services or the Colliers Transition Services, as applicable, provided by any such Affiliate, contractor or subcontractor, and the other Parties shall at all times look to and deal exclusively with such Party in respect of payment for or the performance of the New FSV Transition Services or the Colliers Transition Services. Except as specified in this Article 8, nothing in this Article 8 shall grant any Party the right, power or authority to create any obligations or commitments or incur any liabilities or debts, express or implied, on behalf of any the other Party.

8.2           Additional Transition Services and Service Variations

(a)
From time to time during the Transition Period, a Party may request that services that are not currently included in the New FSV Transition Services or Colliers Transition Services, as applicable, be added to the New FSV Transition Services or Colliers Transition Services (a "Service Variation"), provided that no Service Variation shall take effect unless the prior written consent of the Party to provide the service is obtained, with such consent not to be unreasonably withheld or delayed.

(b)
If a Party has requested, and the other Party has consented to, a Service Variation, the additional services shall be added to the New FSV Transition Services or Colliers Transition Services, as applicable, effective at such time as the Parties may agree upon, acting in a commercially reasonable manner, and the Parties shall prepare and attach to this Agreement a revised Schedule F (in substantially the same form as the existing Schedule F) describing the additional services comprising such Service Variation, together with any other details or information relating thereto that the Parties may deem advisable in the circumstances, and, if applicable, a revised Schedule G (in substantially the same form as the existing Schedule G) describing the additional compensation payable for the provision of such additional services, if any.

8.3           Performance of Transition Services and Access

(a)
FirstService and New FSV, as applicable, shall use reasonable commercial efforts to: (a) ensure that the New FSV Transition Services or Colliers Transition Services are carried out by appropriately qualified and competent personnel, contractors and subcontractors; and (b) allocate a sufficient number of its employees, employees of its Affiliates, contractors and subcontractors as are necessary to competently perform the New FSV Transition Services or Colliers Transition Services; provided always that such Party will not be required to devote personnel in excess of those providing similar service in respect of or similar to the New FSV Transition Services or Colliers Transition Services immediately prior to the Effective Time.

(b)
The Party receiving services pursuant to this Article 8 shall provide, or shall ensure that its Affiliates provide, the Party providing such services and its personnel, including, when applicable, its Affiliates, contractors and subcontractors and their respective personnel, with all access to the service receiving Party's personnel, premises and/or systems as may be reasonably required by the Party providing such services for the performance of the New FSV Transition Services or Colliers Transition Services, as applicable. No Party shall have any liability for any failure to perform any New FSV Transition Services or Colliers Transition Services in accordance with the other provisions of this Article 8 or to otherwise perform its obligations under this Article 8 to the extent attributable to failure by another Party or any of its Affiliates to provide such access or to provide such access in a timely manner.

(c)
During the Transition Period, the Parties agree to cooperate in providing for an orderly transition of such New FSV Transition Services or Colliers Transition Services to the others of them, as applicable, or a successor service provider, including all required system conversions and associated data transfers.

(d)
Neither FirstService nor New FSV shall not be required to advance money, funds or credit for or on behalf of the other of them in connection with the performance and discharge of the New FSV Transition Services or the Colliers Transition Services, respectively, but if FirstService or New FSV elects to advance money or funds for or on behalf of the other of them in connection with the performance and discharge of the New FSV Transition Services or the Colliers Transition Services, as applicable, the other of them shall promptly reimburse FirstService or New FSV, as applicable, for such money or funds. Neither FirstService nor New FSV shall have any liability for any failure to perform any New FSV Transition Services or the Colliers Transition Services, as applicable, to the extent attributable to any failure by the other of them to provide any funds required for the performance and discharge of such services in a timely manner.

8.4           Nature of Relationship

(a)
In providing the New FSV Transition Services or Colliers Transition Services, as applicable, New FSV or FirstService shall be: (i) for all purposes an independent contractor of the other of them; and (ii) responsible for, and shall direct and control the work and services of its own personnel and its Affiliates, contractors and subcontractors providing the New FSV Transition Services or Colliers Transition Services, as applicable, on its behalf, including the personnel of such Affiliates, contractors and subcontractors.

(b)
Unless otherwise agreed by the Parties, in no circumstances shall any personnel of New FSV or FirstService or any of their respective Affiliates, contractors or subcontractors providing New FSV Transition Services or Colliers Transition Services on its behalf be construed as employees of the other of them, nor shall any personnel of the Party receiving services or any of its Affiliates, contractors or subcontractors be construed as employees of the Party providing such services.

(c)
Nothing in this Agreement shall be construed as creating a partnership, joint venture or association of any kind or as imposing upon any Party, or its Affiliates, any partnership or joint venture duty, obligation or liability.

8.5           Standard of Care

(a)
FirstService shall provide the New FSV Transition Services, or shall cause the New FSV Transition Services to be provided, in a reasonable and prudent manner, in accordance with Applicable Law. Subject to this Article 8, and having regard to any changes, restrictions or limitations that may be imposed by the staffing levels and/or systems that are adopted by New FSV in relation to the execution of the Separated Businesses from and after the Effective Time, FirstService shall use reasonable commercial efforts to provide or procure the New FSV Transition Services in the same or a similar manner, at the same level, and with the same standard of care and diligence, as it did with respect to the Separated Businesses immediately preceding the Effective Time; provided that, with respect to any Service Variation, FirstService's duty to provide or procure such individual service shall be to use reasonable commercial efforts to perform such service with the same care, skill, diligence and standards adhered to by FirstService in performing similar services for itself.

(b)
New FSV shall provide the Colliers Transition Services, or shall cause the Colliers Transition Services to be provided, in a reasonable and prudent manner, in accordance with Applicable Law. Subject to this Article 8, and having regard to any changes, restrictions or limitations that may be imposed by the staffing levels and/or systems that are adopted by FirstService in relation to the execution of the Colliers Businesses from and after the Effective Time, New FSV shall use reasonable commercial efforts to provide or procure the Colliers Transition Services in the same or a similar manner, at the same level, and with the same standard of care and diligence, as it did with respect to the Colliers Businesses immediately preceding the Effective Time; provided that, with respect to any Service Variation, New FSV's duty to provide or procure such individual service shall be to use reasonable commercial efforts to perform such service with the same care, skill, diligence and standards adhered to by New FSV in performing similar services for itself.

8.6           Transition Services Fees

(a)
In consideration for the provision of the New FSV Transition Services, New FSV shall pay the New FSV Transition Services Fees to FirstService and reimburse FirstService for all Reimbursable Costs on the basis set out in Schedule F (Part 1). During the Transition Period and thereafter as provided in this subsection 8.6(a), FirstService shall invoice New FSV on or before the twentieth (20th) day of each calendar month for all Reimbursable Costs and the New FSV Transition Services Fees relating to any New FSV Transition Services provided by FirstService during the preceding calendar month. Payment of the amount set out in any invoice issued to New FSV pursuant to this subsection 8.6(a) is due on the sixtieth (60th) day following the delivery of such invoice. New FSV shall pay all taxes (including HST) that are payable in respect of the provision of the New FSV Transition Services hereunder. Any amounts or rates specified in Schedule F (Part 1) in respect of any New FSV Transition Services are exclusive of any taxes that are payable in respect of the supply thereof.

(b)
In consideration for the provision of the Colliers Transition Services, FirstService shall pay the Colliers Transition Services Fees to New FSV and reimburse New FSV for all Reimbursable Costs on the basis set out in Schedule F (Part 2). During the Transition Period and thereafter as provided in this subsection 8.6(b), New FSV shall invoice FirstService on or before the twentieth (20th) day of each calendar month for all Reimbursable Costs and the Colliers Transition Services Fees relating to any Colliers Transition Services provided by New FSV during the preceding calendar month. Payment of the amount set out in any invoice issued to FirstService pursuant to this subsection 8.6(b) is due on the sixtieth (60th) day following the delivery of such invoice. FirstService shall pay all taxes (including HST) that are payable in respect of the provision of the Colliers Transition Services hereunder. Any amounts or rates specified in Schedule F (Part 2) in respect of any Colliers Transition Services are exclusive of any taxes that are payable in respect of the supply thereof.

8.7           Term and Termination of Transition Services

(a)
This Agreement shall become effective with respect to the New FSV Transition Services and the Colliers Transition Services as at the Effective Time and, subject to early termination in accordance with subsections 8.7(b) and 8.7(c), shall terminate at the end of the Transition Period applicable to the last of the New FSV Transition Services and Colliers Transition Services, as applicable, being provided hereunder.

(b)
The New FSV Transition Services may be terminated prior to the ultimate expiration of the term described in subsection 8.7(a): (i) by mutual written agreement of the Parties; or (ii) by a Party, if the other Party commits a material breach, including New FSV's failure to comply with its payment obligations in respect of the New FSV Transition Services or any of any other provisions of this Article 8, and such material breach continues for a period of ten (10) days following a written request by the terminating Party to cure such breach. In addition, New FSV may terminate all or any portion of the New FSV Transition Services upon ten (10) days prior written notice to FirstService.

(c)
The Colliers Transition Services may be terminated prior to the ultimate expiration of the term described in subsection 8.7(a): (i) by mutual written agreement of the Parties; or (ii) by a Party, if the other Party commits a material breach, including FirstService's failure to comply with its payment obligations in respect of the Colliers Transition Services or any of any other provisions of this Article 8, and such material breach continues for a period of ten (10) days following a written request by the terminating Party to cure such breach. In addition, FirstService may terminate all or any portion of the Colliers Transition Services upon ten (10) days prior written notice to New FSV.

8.8           New FSV Office Premises and Facilities

(a)
During the period commencing at the Effective Time and ending at 11:59 pm (Toronto, Ontario local time) on the first anniversary of the Effective Date, Colliers shall provide to New FSV such office premises as are set out in Schedule G annexed hereto (the "New FSV Office Premises"), and access to and use of such associated facilities within or connected to the New FSV Office Premises as set out in Schedule G annexed hereto (the "New FSV Facilities"), and, as consideration therefore, New FSV shall pay such rent (the "New FSV Office Premises & Facilities Rent") to Colliers as set out in Schedule G annexed hereto.

(b)
The provision by Colliers to New FSV of the New FSV Office Premises and the New FSV Facilities may be terminated prior to the ultimate expiration of the term described in subsection 8.8(a) by mutual written agreement of Colliers and New FSV.

ARTICLE 9
INDEMNIFICATION

9.1           Indemnification in Favour of Colliers Indemnified Parties

Subject to the terms and conditions set forth in this Agreement and except to the extent prohibited by Applicable Laws, from and after the Reorganization Time, New FSV and FSV Holdco shall indemnify, defend and hold harmless FirstService, its Affiliates and Representatives and their respective successors (including Colliers), permitted assigns, legal representatives and heirs (collectively, the "Colliers Indemnified Parties") from, against and in respect of any and all Indemnifiable Losses of the Colliers Indemnified Parties arising out of, relating to or resulting from, directly or indirectly:

(a)	the New FSV Liabilities (excluding Taxes);

(b)
New FSV, FSV Holdco, or any Affiliate thereof, the New FSV Interests or the Separated Businesses, other than Taxes (which are dealt with in subsections 9.1(e) and 9.1(f)), whether relating to the period, or arising, prior to or after the Reorganization Time;

(c)	New FSV or FSV Holdco's failure to perform its obligations under this Agreement;

(d)	the breach by New FSV or FSV Holdco of any of its covenants under Section 4.4 of the Arrangement Agreement, whether such breach occurred before, at or after the Reorganization Time;

(e)
Other Taxes relating to the Separated Businesses or the New FSV Assets, for any and all periods whether arising prior to, on or after the Reorganization Time (other than Transfer Taxes which are the subject of an indemnity in subsection 9.2(g));

(f)
Corporate Taxes assessed on New FSV, FSV Holdco or any of its Affiliates which will be Affiliates of New FSV or FSV Holdco after the Effective Time, for any and all periods whether arising prior to, on or after the Reorganization Time (other than Transfer Taxes which are the subject of an indemnity in subsection 9.2(g) and Corporate Taxes resulting from the acceleration of Corporate Taxes caused by the Pre-Arrangement Transactions which are the subject of an indemnity in subsection 9.2(f));

(g)	the New FSV Litigation;

(h)
subject to Section 12.3, the New FSV Percentage of Liabilities relating to, arising out of or resulting from the Reorganization, the Spin-off, the Arrangement or the Plan of Arrangement (other than: (i) Transfer Taxes which are the subject of an indemnity in subsection 9.2(g); (ii) all costs and fees incurred in connection with applying for and/or obtaining the Tax Ruling and Opinion which are the subject of an indemnity in subsection 9.2(h); and (iii) all Corporate Taxes resulting from the acceleration of Corporate Taxes caused by the Pre-Arrangement Transactions which are the subject of an indemnity contained in subsection 9.2(f));

(i)
any and all Liabilities to the extent relating to, arising out of or resulting from any terminated, discontinued or divested entity, business, Asset or operation formerly (and to the extent) owned or managed by or associated with the Separated Businesses or the New FSV Assets;

(j)	the Circular to the extent such Liabilities relate to, arise out of or result from matters related to the Separated Businesses or the New FSV Interests; and

(k)	the provision of the New FSV Transition Services.

9.2           Indemnification in Favour of New FSV Indemnified Parties

Subject to the terms and conditions set forth in this Agreement and except to the extent prohibited by Applicable Laws, from and after the Reorganization Time, FirstService shall indemnify, defend and hold harmless New FSV, FSV Holdco and the Affiliates and Representatives thereof and their respective successors, permitted assigns, legal representatives and heirs (collectively, the "New FSV Indemnified Parties") from, against and in respect of any and all Indemnifiable Losses of the New FSV Indemnified Parties arising out of, relating to or resulting from, directly or indirectly:

(a)	the Colliers Liabilities (excluding Taxes);

(b)
FirstService, or any Affiliate thereof, the Colliers Interests or the Colliers Businesses, other than Taxes (which are dealt with in subsections 9.2(e), 9.2(f) and 9.2(g)), whether relating to the period, or arising, prior to or after the Reorganization Time;

(c)	FirstService's failure to perform its obligations under this Agreement;

(d)	breach by FirstService of any of its covenants under Section 4.4 of the Arrangement Agreement, whether such breach occurred before, at or after the Reorganization Time;

(e)	Other Taxes relating to the Colliers Businesses or the Colliers Assets, for any and all periods, whether arising prior to, on or after the Reorganization Time;

(f)
Corporate Taxes assessed on FirstService or any of its Affiliates that will be Affiliates of FirstService after the Effective Time, for any and all periods, whether arising prior to, on or after the Reorganization Time, including for greater clarity all Corporate Taxes resulting from the acceleration of Corporate Taxes caused by the Pre-Arrangement Transactions;

(g)	the Transfer Taxes;

(h)	all costs and fees incurred in connection with applying for and/or obtaining the Tax Ruling and Opinion;

(i)	the Colliers Litigation;

(j)
subject to Section 12.3, the Colliers Percentage of Liabilities relating to, arising out of or resulting from the Reorganization, the Spin-off, the Arrangement or the Plan of Arrangement (other than: (i) Transfer Taxes which are the subject of an indemnity in subsection 9.2(g); (ii) all costs and fees incurred in connection with applying for and/or obtaining the Tax Ruling and Opinion which are the subject of an indemnity in subsection 9.2(h); and (iii) all Corporate Taxes including those resulting from the acceleration of Corporate Taxes caused by the Pre-Arrangement Transactions which are the subject of an indemnity contained in subsection 9.2(f));

(k)
any and all Liabilities to the extent relating to, arising out of or resulting from any terminated, discontinued or divested entity, business, Asset or operation formerly (and to the extent) owned or managed by, or associated with the Colliers Businesses or the Colliers Assets;

(l)	the Circular to the extent such Liabilities relate to, arise out of or result from matters related to the Colliers Businesses or the Colliers Interests; and

(m)	the provision of the Colliers Transition Services.

9.3           Agreement to Indemnify Officers, Directors & Others

Subject to Applicable Law and Section 9.5, following the Reorganization Time, FirstService shall indemnify, defend and hold harmless each of the Colliers Indemnified Parties and New FSV Indemnified Parties from, against and in respect of any and all Indemnifiable Losses that relate to actions or inactions of such Persons in their capacities as officers directors, employees, agents or advisors of any of the Parties or their Affiliates occurring up to and including the Reorganization Time or arising out of, relating to or resulting from, directly or indirectly, the Arrangement or the Arrangement Agreement, this Agreement, the Plan of Arrangement or the Pre-Arrangement Transactions.

9.4           Continuing Indemnification Obligations

Following the Reorganization Time, the obligations of FirstService to indemnify any director or officer of FSV Holdco and its Affiliates under any certificate of incorporation or by-laws of FirstService or any of its predecessors or Affiliates, or under any indemnification agreements, arising out of or relating to actions or inactions of such directors and officers up to and including the Reorganization Time, shall survive the Reorganization Time and shall continue in force and effect thereafter in accordance with their terms and FirstService hereby covenants and agrees, and agrees to cause its Affiliates, not to amend or repeal the indemnification provisions under any certificate of incorporation or by-laws of FirstService or any of its predecessors or Affiliates in a manner which could negatively impact the performance or enforcement of such obligations.

9.5           Indemnification Agreements

FirstService may enter into indemnification agreements with each of the persons who are directors and officers of New FSV or FSV Holdco effective as at the Effective Date, providing for indemnification of such directors and officers in accordance with the provisions of Section 9.3.

9.6           Backstop Indemnity

If and to the extent that FirstService indemnifies, defends and holds harmless all or any directors or officers in accordance with Sections 9.3, 9.4 or 9.5, and the Indemnifiable Losses for which FirstService has indemnified, defended and held harmless such Persons fall within the Indemnifiable Losses covered under Section 9.1 above, then FSV Holdco shall indemnify and hold harmless FirstService from any and all payments made by FirstService with respect thereto.

9.7           Other Liabilities

Subject to the provisions of Section 7.2, 9.1 and 9.2, this Article 9 shall not be applicable to any Indemnifiable Losses relating to, arising out of or due to any breach of the provisions of any other Contract (other than this Agreement) between or among FirstService or any of its Affiliates, on the one hand, and FSV Holdco and any of its Affiliates, on the other hand, which, subject to the provisions of Article 9 herein, shall be governed by the terms of such other Contract.

9.8           Procedure for Third Party Claims

(a)
Promptly after an Indemnified Party has received notice or has knowledge of any pending or threatened claim asserted against an Indemnified Party that is paid or payable to or claimed by any Person who is not a Party (a "Third Party Claim"), the Indemnified Party shall give the Indemnifying Party written notice (a "Claim Notice") describing in reasonable detail the nature and basis of the Third Party Claim and, if ascertainable, the amount in dispute under the Third Party Claim and the estimated amount of the Loss that has been or may be sustained by the Indemnified Party.

(b)
Subject to the limitations set forth in this subsection 9.8(b), in the event of a Third Party Claim, the Indemnifying Party shall have the right (exercisable by written notice to the Indemnified Party within thirty (30) days after the Indemnifying Party has received a Claim Notice in respect of the Third Party Claim) to elect to conduct and control, through counsel of its choosing that is reasonably acceptable to the Indemnified Party and at the Indemnifying Party's sole cost and expense, the defense, compromise or settlement of the Third Party Claim if the Indemnifying Party:

(i)	has acknowledged and agreed in writing that, if the same is adversely determined, the Indemnifying Party shall provide indemnification to the Indemnified Party in respect thereof; and

(ii)
if requested by the Indemnified Party, has provided evidence reasonably satisfactory to the Indemnified Party of the Indemnifying Party's financial ability to pay any Losses resulting from the Third Party Claim;

provided, however, that the Indemnified Party may participate therein through separate counsel chosen by it and at its sole cost and expense. Notwithstanding the foregoing, if:

(iii)	the Indemnifying Party shall not have given notice of its election to conduct and control the defense of the Third Party Claim within such thirty (30) day period;

(iv)	the Indemnifying Party shall fail to conduct such defense diligently and in good faith;

(v)
the Indemnified Party shall reasonably determine that use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with an actual or potential conflict of interest; or

(vi)	the Third Party Claim is for injunctive, equitable or other non-monetary relief against the Indemnified Party;

then, in each such case, the Indemnified Party shall have the right to control the defense, compromise or settlement of the Third Party Claim with counsel of its choice at the Indemnifying Party's sole cost and expense. In connection with any Third Party Claim, from and after delivery of a Claim Notice, the Indemnifying Party and the Indemnified Party shall, and shall cause their respective Affiliates and Representatives to, cooperate fully in connection with the defense or prosecution of such Third Party Claim, including furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party or the Indemnified Party in connection therewith. In addition, the Party controlling the defense of any Third Party Claim shall keep the non-controlling Party advised of the status thereof and shall consider in good faith any recommendations made by the non-controlling Party with respect thereto.

(c)	Except as set forth below, no Third Party Claim may be settled or compromised:

(i)	by the Indemnified Party without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed); or

(ii)	by the Indemnifying Party without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed).

Notwithstanding the foregoing:

(iii)
the Indemnified Party shall have the right to pay, settle or compromise any Third Party Claim, provided that in such event the Indemnified Party shall waive all rights against the Indemnifying Party to indemnification under this Article 9 with respect to such Third Party Claim unless the Indemnified Party shall have sought the consent of the Indemnifying Party to such payment, settlement or compromise and such consent shall have been unreasonably withheld, conditioned or delayed; and

(iv)
the Indemnifying Party shall have the right to consent to the entry of a judgment or enter into a settlement with respect to any Third Party Claim without the prior written consent of the Indemnified Party if the judgment or settlement:

(A)	involves only the payment of money damages (all of which will be paid in full by the Indemnifying Party concurrently with the effectiveness thereof);

(B)
will not encumber any of the assets of the Indemnified Party and will not contain any restriction or condition that would apply to or adversely affect the Indemnified Party or the conduct of its business; and

(C)
includes, as a condition to any settlement or other resolution, a complete and irrevocable release of the Indemnified Party from all liability in respect of such Third Party Claim and includes no admission of wrongdoing.

9.9           Procedure for Direct Claims

In the event that an Indemnified Party advances a claim against an Indemnifying Party, the Indemnified Party shall, as promptly as practicable, deliver to the Indemnifying Party a written notice that contains: (a) a description and the amount (the "Claimed Amount") of any Losses incurred or suffered by the Indemnified Party; (b) a statement that the Indemnified Party is entitled to indemnification under this Article 9 and a reasonable explanation of the basis therefor; and (c) a demand for payment from the Indemnifying Party. Within thirty (30) days after delivery of such written notice, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party of the Claimed Amount); (ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the "Agreed Amount") (in which case such response shall be accompanied by payment by the Indemnifying Party of the Agreed Amount); or (iii) contest that the Indemnified Party is entitled to receive any of the Claimed Amount. If the Indemnifying Party contests the payment of all or any part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute as promptly as practicable. If such dispute is not resolved within 60 days or such longer period as may reasonably be required in order to properly exchange all relevant information following the delivery by the Indemnifying Party of such response, the Indemnified Party and the Indemnifying Party shall resolve such dispute in accordance with Article 10.

9.10           Failure to Give Timely Notice

The failure to give timely notice under this Article 9 will not affect the rights or obligations of any Party except to the extent (and only to the extent) that, as a result of such failure, the Party that was entitled to receive such notice suffered serious damage or was otherwise materially adversely prejudiced in the defence of such claim.

9.11           Reductions and Subrogation

If at any time subsequent to the making of any Indemnity Payment, the amount of the Indemnified Loss is reduced (other than any reduction in the amount of the Indemnified Loss that arises as a consequence of the realization of any Tax Benefit by the Indemnified Party or any of its Affiliates) pursuant to any insurance coverage or pursuant to any claim, recovery, settlement or payment by or against any other Person (a "Recovery"), such that, taking the Recovery into account, the amount of the Indemnity Payment in respect of the Loss exceeds the amount of the Loss, the Indemnified Party shall promptly repay to the Indemnifying Party the amount of the excess (the "Excess") (less any costs, expenses (including Taxes) or premiums incurred in connection therewith) together with interest: (i) from the date of payment of the Indemnity Payment in respect of which the repayment is being made to but excluding the earlier of the date of repayment of the Excess and the date that is 60 days after the Excess arises, but only to the extent that the Recovery giving rise to the Excess included interest, at the rate applied to the amount of the Recovery; and (ii) from and including the date that is 60 days after the Excess arises to but excluding the date of repayment of the Excess, at the Prime Rate plus 1.0%. Notwithstanding the foregoing provisions of this Section 9.11, no payment of any Excess is required to be made under this Section 9.11 to the extent the Indemnified Party is entitled to an Indemnity Payment hereunder that remains unpaid. Upon making a full Indemnity Payment, the Indemnifying Party will, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the Indemnity Payment relates. Until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifying Party against any such third party on account of such Indemnity Payment will be postponed and subordinated in right of payment to the Indemnified Party's rights against such third party.

9.12           Tax Effect

(a)
If any Indemnity Payment received or accrued by an Indemnified Party would constitute income for tax purposes to such Indemnified Party, the Indemnifying Party will pay a Tax Gross-Up to the Indemnified Party at the same time and on the same terms, as to interest and otherwise, as the Indemnity Payment. Notwithstanding the foregoing provisions of this Section 9.12, if an Indemnity Payment would otherwise be included in the Indemnified Party's income, the Indemnified Party covenants and agrees to make all such elections, filings, notifications or designations and take such actions as are available, acting reasonably, to minimize or eliminate Taxes with respect to the Indemnity Payment.

(b)	The provisions of Section 9.11 shall not apply to any adjustment pursuant to the provisions of this Section 9.12.

(c)
The amount of any Loss for which indemnification is provided will be adjusted to take into account any Tax Benefit realized by the Indemnified Party or any of its Affiliates by reason of the Loss for which indemnification is so provided or the circumstances giving rise to such Loss. Each Party will, when requested in writing by another Party, use reasonable commercial efforts in cooperating with all other applicable Parties to determine the applicability, if any, of this subsection 9.12(c) to any claim. If such determination is not mutually agreed among the applicable Parties within 60 days of such written request, then the disagreement shall be submitted to an accounting firm of recognized national standing in Canada, which is independent of the Parties (the "Independent Accountant"). If the applicable Parties are unable to agree on the Independent Accountant within 10 days of the end of such 60 day period, any Party may apply under the Arbitration Act (Ontario) to have a court appoint such accounting firm. The Independent Accountant shall, as promptly as reasonable (but in any event within 45 days following its appointment), make a determination of the applicability of this subsection 9.12(c) to such claim on the basis contemplated herein, based on written submissions submitted by the applicable Parties to the Independent Accountant. The decision of the Independent Accountant as to the applicability of this subsection 9.12(c) to such claim shall be final and binding upon the Parties and will not be subject to appeal absent manifest error. The fees and expenses of the Independent Accountant with respect to the resolution of the dispute shall be paid by the applicable Parties in such proportions as are determined by the Independent Accountant. The Independent Accountant will be deemed to be acting as an expert and not an arbitrator (unless appointed by a court under the Arbitration Act (Ontario) in which case the Independent Accountant will be deemed to be acting as an arbitrator).

9.13           Payment and Interest

Except as specified herein, all Losses (other than Taxes) will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate plus 1.0% from and including the date the Indemnified Party disbursed funds or suffered or incurred a Loss to, but excluding, the day of payment by the Indemnifying Party to the Indemnified Party, with interest on overdue interest at the same rate. All Losses that are Taxes will bear interest at a rate per annum, calculated and payable monthly, equal to the Prime Rate plus 1.0% from and including the date the Indemnified Party paid such Taxes to, but excluding, the day of payment by the Indemnifying Party to the Indemnified Party of the Indemnity Payment in respect of such Taxes, with interest on overdue interest at the same rate.

9.14           Judgment Currency

(a)
If, for the purpose of obtaining or enforcing judgment against the Indemnifying Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (the "Judgment Currency") an amount due in Canadian dollars under this Agreement, the conversion will be made at the rate of exchange specified by the Bank of Canada as its noon rate prevailing on the Business Day immediately preceding:

(i)
the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)
the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction where the court of such jurisdiction does not give effect to such conversion being made on the payment date,

(the "Judgment Conversion Date").

(b)
If, in the case of any proceeding in the court of any jurisdiction referred to in subsection 9.14(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Indemnifying Party must pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian dollars, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

9.15           Exclusive Remedy

Except for remedies for injunctive or equitable relief, claims for fraud, intentional misrepresentation or willful misconduct or as otherwise expressly provided in this Agreement, the indemnification rights set forth in this Article 9 shall be the sole and exclusive remedy for any claim arising out of this Agreement.

9.16           Mitigation

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant, obligation or agreement of the Indemnifying Party hereunder. If any such Loss can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all appropriate and reasonable steps to enforce such recovery, settlement or payment. Notwithstanding the foregoing, no Indemnified Party shall have any obligation to mitigate any Loss prior to or in connection with any application of remedies for injunctive or equitable relief.

ARTICLE 10
DISPUTE RESOLUTION

10.1           Dispute Resolution Procedures

If a controversy, claim or dispute of whatever nature arising out of or relating to this Agreement or the breach, termination, enforceability or validity thereof which has not been resolved in the normal course of business arises between the Execution Parties (a "Dispute"), the Execution Parties agree to use and follow the dispute resolution procedures of this Article 10, except where an injunction, specific performance or other equitable relief is sought, in which case the Execution Parties shall attorn to the non-exclusive jurisdiction of the Courts of the Province of Ontario. At such time as the Dispute is resolved under this Article 10, interest (at a rate per annum equal to the Prime Rate plus 1.0%) shall be paid to the Execution Party receiving any disputed monies to compensate for the lapsed time between the date such disputed amount originally was paid or should have been paid through the date monies are paid in settlement of the Dispute.

10.2           Claims Procedure

Upon any Dispute arising among: (a) the Parties, written notice thereof shall promptly be provided by the applicable Party raising the Dispute to the Transition Teams of the Parties; and (b) among one or more Parties and one or more Execution Parties (who are not Parties), written notice thereof shall promptly be provided by the applicable Execution Party raising the Dispute to the other Execution Parties. In the case of a Dispute among: (i) the Parties, the Transition Teams shall promptly refer any Dispute not resolved by them in a mutually acceptable manner to the Team Leaders for resolution within 20 Business Days of receipt of notice of Dispute; and (ii) among one or more Parties and one or more Execution Parties (who are not Parties), the applicable Execution Parties shall promptly refer any Dispute to the applicable Team Leaders for resolution within 5 Business Days of receipt of notice of Dispute. Upon receipt of any such Dispute, the Team Leaders shall discuss and attempt to resolve the matter within a further 20 Business Days immediately following their receipt of such referral (such further 20 Business Day period being referred to herein as the "Initial Review Period"). Any dispute resolved by the Team Leaders shall be memorialized in a written agreement. If by the end of the last day of the Initial Review Period, the Dispute has not been resolved to the satisfaction of both Team Leaders, then the Dispute shall be escalated pursuant to the procedures set forth in Section 10.3 (the "Escalation Procedures").

10.3           Escalation Procedures

If the Team Leaders are unable to resolve any Dispute in accordance with Section 10.2, the Dispute shall be escalated to the Chief Executive Officer (or other most senior executive officer) of each of Execution Party subject to the Dispute (such executive for each Execution Party, the "Senior Party Representative") who shall have authority to settle the Dispute. The Team Leaders shall escalate any Dispute by delivering to the Senior Party Representative of the other Execution Party, within five (5) Business Days following the last day of the Initial Review Period, a written notification (a "Dispute Notice") identifying the issue, the amount disputed and including a detailed reason for the Dispute. Upon receipt of the Dispute Notices, the Senior Party Representatives shall discuss and attempt to resolve the matter within 20 Business Days immediately following the date of the later received Dispute Notice. If the Senior Party Representatives are able to resolve the Dispute within such 20 Business Days, it will be memorialized in a written agreement. If the Senior Party Representative of each Execution Party cannot resolve the Dispute within that time period, the Execution Parties shall resort to arbitration in accordance with Section 10.4 or any other dispute resolution procedure that may be agreed by the Execution Parties. The Execution Parties may vary the duration and form of these Escalation Procedures by mutual agreement.

10.4           Arbitration

(a)
In the event a Dispute is to be resolved by arbitration, following compliance with Sections 10.2 and 10.3, such arbitration shall be conducted in the City of Toronto, Ontario (the "Designated City") in accordance with the Arbitration Act (Ontario) and the Execution Party seeking arbitration of such Dispute shall so notify the others of them by notice in writing (an "Arbitration Notice"), a copy of such Arbitration Notice being concurrently delivered by the Execution Party which issued it to each of the other Execution Parties to the Dispute therein specified, which Arbitration Notice shall set out reasonable particulars of the Dispute in respect of which arbitration is so being sought.

(b)
The Execution Party seeking arbitration of a Dispute shall appoint a single duly qualified arbitrator and shall advise the other Execution Parties to such Dispute by written notice (an "Appointment Notice") of the identity of the arbitrator so appointed and if, within 15 Business Days following their receipt of such Appointment Notice:

(i)
such other Execution Parties do not appoint a single duly qualified arbitrator and give written notice advising of such appointment to the giver of the Appointment Notice, the arbitrator named in such Appointment Notice shall be the sole arbitrator and shall proceed alone to determine the Dispute; or

(ii)
such other Execution Parties do appoint a single duly qualified arbitrator and give written notice advising of such appointment to the giver of the Appointment Notice, the two so appointed shall appoint a third arbitrator within 10 Business Days following the date of the appointment of the second of the two arbitrators so appointed; provided that, if they cannot agree upon a third arbitrator, that third arbitrator shall be appointed by a judge of a court of competent jurisdiction located in the Designated City (and each of the parties to such Dispute or the two arbitrators shall have the right to make an application to such court for such appointment (and, if more than one such application shall be made, the appointment of such third arbitrator shall be made pursuant that application which was made earliest)), and once the third arbitrator is appointed, the third arbitrator shall act as chairperson of the arbitration panel (unless the three arbitrators unanimously agree to a different chairperson);

provided that, nothing herein shall be construed as precluding the parties to a Dispute from at any time agreeing in writing to use a single duly qualified arbitrator. Each arbitrator agreed to or appointed as aforesaid shall be considered as being duly qualified if (and only if) such arbitrator is:

(iii)	is an individual who is a member in good standing with the Law Society of Upper Canada; and

(iv)	an individual who is independent and neutral with respect to each of the Execution Parties with experience in arbitrating matters the same as, or similar to, the Dispute in question;

and the arbitrator(s) so agreed to or appointed in accordance with this subsection 10.4(b) hereinafter shall be referred to as the "Arbitrator(s)". Any decision of the Arbitrator(s) made with respect to a Dispute or with respect to any aspect of, or any matter related to, an arbitration hereunder (including the procedures of the arbitration) shall be made by either the sole Arbitrator or by the majority of the Arbitrators (or in default of agreement by such majority, then by the chairperson), as the case may be.

(c)
The Arbitrator(s) shall conduct the arbitration proceedings in relation to the Dispute before such Arbitrator(s) within ninety (90) days of the filing of the Arbitration Notice pertaining to such Dispute with the AAA and in accordance with the applicable rules of the Arbitration Act (Ontario) and, within thirty (30) days following the conclusion of such arbitration, the Arbitrator(s) shall set forth the decision of the Arbitrator(s) in writing (which decision shall enumerate in reasonable detail the basis therefor) and a copy of such decision shall be provided to each Execution Party to such arbitration (and, if the Arbitrators consists of three individuals, the concurring decision of any two of such three individuals shall be deemed to be the decision of the Arbitrators). If an Execution Party fails to appear at any duly noticed and initiated arbitration proceeding, an award may be entered against such Execution Party by the Arbitrator(s) notwithstanding such Execution Party's failure to appear.

(d)
To the fullest extent permitted by Applicable Law: (i) any controversy concerning whether a Dispute is an arbitrable matter or as to the interpretation or enforceability of this Article 10 shall be determined by the Arbitrator(s); and (ii) any decision or award rendered by the Arbitrator(s) shall be final, conclusive and binding (clerical errors and omissions and fraud only excepted) and judgment may be entered on any such arbitration award by any court of competent jurisdiction.

(e)
The Execution Parties agree that all arbitration proceedings hereunder, as well as the fact of their occurrence, shall be kept confidential by the Execution Parties and may only be disclosed to their Representatives and legal and other professional advisors or as required by Applicable Law and insofar as is necessary to obtain, confirm, correct, vacate or enforce the decision or award. In the event of a breach of the preceding sentence, the Arbitrator(s) shall be authorized to assess damages and each of the Execution Parties consents to the expansion of the scope of arbitration for such purpose. The pendency of any arbitration under this Section 10.4 shall not relieve any Execution Party from the performance of its obligations under this Agreement and nothing in this Article 10 shall preclude an Execution Party hereto from instituting legal action seeking relief in the nature of a restraining order, an injunction, an audit, the enforcement of any encumbrances or the like in order to protect its rights pending the outcome of an arbitration hereunder and, if any Execution Party shall resort to legal action for such types of relief, such Execution Party shall not be deemed to have waived its rights to cause such matter or any other matter to be referred to arbitration pursuant to this Section 10.4.

10.5           Costs

Initially the common costs of any arbitration pursuant to Section 10.4, including that associated with the Arbitrator and the facilities used to conduct the arbitration, shall be shared equally between the Execution Parties subject to such Dispute and each Execution Party shall be responsible for its own costs and expenses, including, legal fees incurred in connection therewith. However, the Arbitrator shall award costs, and the presumption shall be that costs shall be awarded in favour of the successful Execution Party and that the failure of an Execution Party to do better than an offer made to it shall be taken into account in the award of costs made by the Arbitrator.

10.6           Confidentiality

All negotiations, conferences and discussions pursuant to Sections 10.2 and 10.3 shall constitute Confidential Information subject to the applicability of any of the exclusions set forth in subsection 10.4(e).

10.7           Without Prejudice

All negotiations, conferences and discussions pursuant to Sections 10.2 and 10.3 shall be treated as compromise and settlement negotiations conducted without prejudice and off the record. Nothing said or disclosed, nor any document produced, in the course of such negotiations, conferences and discussions that is not otherwise independently discoverable, shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration, litigation or any other judicial or administrative proceeding.

ARTICLE 11
MANAGEMENT SERVICES

[Redacted provisions relating to the FirstService MSA, Colliers MSA and New FSV MSA.]

ARTICLE 12
GENERAL PROVISIONS

12.1           Termination

This Agreement may be terminated at any time prior to the Effective Date by and in the sole and absolute discretion of FirstService without the approval of any other Execution Party or the FirstService Shareholders. In the event of such termination, no Execution Party shall have any liability of any kind to the other Execution Parties or any other Person under this Agreement. After the Effective Date, this Agreement may not be terminated except by an agreement in writing signed by the Execution Parties. The rights and obligations of the Parties, the Colliers Indemnified Parties and the New FSV Indemnified Parties under Article 9 hereunder shall, subject to the provisions of Section 12.23, survive the termination of this Agreement.

12.2           Further Assurances

In addition to the actions specifically provided for elsewhere in this Agreement, each of the Execution Parties hereto shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Laws to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, each Party hereto shall cooperate with the other Parties, and execute and deliver all instruments, including instruments of conveyance, assignment and transfer, and use reasonable commercial efforts to obtain all Consents under any permit, license, agreement, indenture or other instrument, and take all such other actions as such Party may reasonably be requested to take by another Party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transfers of the New FSV Assets and the assignment and assumption of the New FSV Liabilities contemplated hereby. Without limiting the foregoing, each Party will, at the reasonable request of any other Party, take such other actions as may be reasonably necessary to vest in such other Party all of its right, title and interest in and to all Assets to be transferred to such other Party pursuant to the terms of this Agreement, if and to the extent it is practicable to do so. Notwithstanding the foregoing or anything in this Agreement to the contrary, no Party shall be required to make any payment, incur or become subject to any Liability, agree to any restriction, surrender any right or Asset or otherwise enter into any agreement, or be required to permit to occur any event, that would be adverse to it in order to obtain any required Consent.

12.3           Transaction Costs and Regulatory Fees

Subject to Section 5.5 of the Arrangement Agreement and except as otherwise agreed by the Parties:

(a)	all Regulatory Fees incurred, whether prior to or after the Effective Date, by the Parties shall be paid by FirstService.

(b)	FirstService shall be responsible for Transaction Costs incurred and payable prior to the Effective Date.

(c)	transaction Costs which are incurred and/or are payable after the Effective Date shall be paid by the Party principally benefiting from the expenditure.

(d)	pursuant to the steps set out in the Plan of Arrangement, FirstService shall cause any required payments to be made to all FirstService Dissenting Shareholders.

12.4           Post-Closing Cooperation Costs

The Parties agree that notwithstanding any other provision of this Agreement, any Post-Closing Cooperation Costs incurred by a Party within 120 days of the Effective Date shall be for such Party's account and there shall be no obligation of any other Party to reimburse such Party for such Post-Closing Cooperation Costs; provided that any U.S. Affiliate Post-Closing Cooperation Costs shall be reimbursed regardless of when incurred. Any Post-Closing Cooperation Costs which are to be reimbursed shall be invoiced on a monthly basis, each invoice to be accompanied by a reasonably detailed breakdown and description of the Post-Closing Cooperation Costs. Invoices shall be paid within 30 days of receipt. Each party reserves the right to audit the books and records of the others for the purpose of confirming the accuracy of submitted invoices. The Parties agree that their respective obligations to pay Post-Closing Cooperation Costs may be set-off against each other; provided that any U.S. Affiliate Post-Closing Cooperation Costs may not be set-off but rather shall be paid to the Party or Affiliate that incurred the Post-Closing Cooperation Costs.

12.5           Notices

All notices and communications sought or, by the terms hereof, required to be given by one Execution Party to another shall be given in writing by personal delivery, by courier service (courier charges fully prepaid), or by telecopier (with transmission confirmed), delivered, addressed or telecopied to such other Execution Party as follows:

(a)	in the case of FirstService, at: 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4 (Attention: Chief Financial Officer) (Telecopier No.: 416-960-5333);

(b)	in the case of New FSV, at: 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4 (Attention: Chief Financial Officer) (Telecopier No.: 416-960-5333);

(c)	in the case of FSV Holdco, at: 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4 (Attention: Chief Financial Officer) (Telecopier No.: 416-960-5333); and

(d)	in the case of FCRESI, at: 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4 (Attention: Chief Financial Officer) (Telecopier No.: 416-960-5333); and

(e)	in the case of Jayset, Jayset CIG, Jayset FSV and Hennick, at: 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4 (Attention: Jay S. Hennick) (Telecopier No.: 416-960-5333);f

or at such other address and/or telecopier number as may be given by an Execution Party to the others by notice in writing from time to time and such notices or other communications shall be deemed to have been received as follows: (i) if sent by personal delivery, upon delivery; (ii) if transmitted by telecopier on or prior to 5:00 p.m. (local time in the place at which the notice is to be received) on a Business Day, upon the completion of its transmission (and if not transmitted on a Business Day or transmitted after 5:00 p.m. (local time in the place at which the notice is to be received) on a Business Day, then on the first Business Day following the completion of the transmission); or (iii) if sent by courier, on the first Business Day after the date of dispatch. Any notice or other communication sought or, by the terms hereof, required to be given to more than one Execution Party shall be effective only if it is given to all of such Execution Parties in accordance with this Section 12.5 and the date on which such notice or other communication shall be deemed to have been given to and received by all of such Execution Parties shall be the date that it is deemed to have been given to and received by the last of such Execution Parties to receive it in accordance with this Section 12.5.

12.6           Time of Essence

Time is of the essence of this Agreement.

12.7           Assignment

No Execution Party may assign its rights or obligations under this Agreement without the prior written consent of the other Execution Parties (which consent will not be unreasonably withheld, delayed or conditioned); provided that, a purchaser of all or substantially all of the assets of an Execution Party shall be entitled to the rights and shall be bound by the obligations of such Execution Party under this Agreement.

12.8           Binding Effect

This Agreement will be binding upon and enure to the benefit of the Execution Parties and their respective successors and permitted assigns (including, in the case of an Execution Party which is a corporation, any entity which may result from any amalgamation or other corporate re-organization which may be undertaken in relation to such Execution Party) and, in the case of each Execution Party who is a human being, also upon and to the benefit of his or her heirs, executors, administrators and other legal personal representatives, and specific references to "successors" elsewhere in this Agreement will not be construed to be in derogation of the foregoing.

12.9           Waiver

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Execution Party granting the same.

12.10           No Personal Liability

(a)
No director or officer of FirstService or any Affiliate of FirstService (including FCRESI) shall have any personal liability whatsoever to any other Party on behalf of FirstService or any Affiliate of FirstService under this Agreement, the Arrangement Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions or any other document delivered in connection with any of the foregoing.

(b)
No director or officer of New FSV shall have any personal liability whatsoever to any other Party on behalf of New FSV under this Agreement, the Arrangement Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions or any other document delivered in connection with any of the foregoing.

(c)
No director or officer of FSV Holdco and its Affiliates shall have any personal liability whatsoever to any other Party on behalf of FSV Holdco and its Affiliates under this Agreement, the Arrangement Agreement, the Plan of Arrangement, the Pre-Arrangement Transactions or any other document delivered in connection with any of the foregoing.

12.11           Limitation of Liability

Except as otherwise specifically provided herein, in no event shall any Execution Party be liable to any other Execution Party for any special, consequential, indirect, collateral, incidental or punitive damages or lost profits or failure to realize expected savings, however caused and on any theory of liability (including negligence) arising in any way out of this Agreement, whether or not such Person has been advised of the possibility of any such damages; provided however, that the foregoing limitations shall not: (i) limit any Party's indemnification obligations for Liabilities with respect to third-party claims as set forth in Article 9 or a Party's Liabilities for the breach or failure to perform or comply with the covenants set forth in Section 6.5; and (ii) apply in the event of gross negligence or intentional, willful breach by an Execution Party of its obligations under this Agreement.

12.12           Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Execution Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Execution Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Execution Parties as closely as possible in an acceptable manner with the objective that the transactions contemplated hereby are fulfilled to the fullest extent possible.

12.13           Entire Agreement

This Agreement and the other agreements contemplated herein constitute the entire agreement between the Execution Parties pertaining to the subject matter hereof. There are no warranties, conditions, or representations (including any that may be implied by statute), and there are no agreements, in connection with such subject matter except as specifically set forth or referred to in this Agreement and the other agreements contemplated herein or as otherwise set out in writing and delivered on the date of this Agreement. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Execution Party or its directors, officers, employees or agents, to any other Execution Party or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement or any of the other agreements contemplated herein or as otherwise set out in writing and delivered on the date of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid. In the event of any inconsistency between the provisions of this Agreement and the provisions of any Schedule to this Agreement, the provisions of such Schedule shall govern to the extent of the inconsistency.

12.14           Indemnification Under Arrangement Agreement

Concurrently with the execution and delivery of this Agreement, the provisions of Article 9 herein shall supersede and replace the provisions of Article 6 (Indemnification) of the Arrangement Agreement which shall, as of such date, no longer be of force or effect. Any claim advanced or right to advance a claim under Article 6 of the Arrangement Agreement prior to such date may be continued or advanced under Article 9 of this Agreement and the provisions of Article 9 of this Agreement shall apply mutatis mutandis with respect to any such claim or right.

12.15           Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to conflicts of law principles. Each of the Execution Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

12.16           No Third Party Beneficiaries

Except as otherwise provided in this Agreement, this Agreement is not intended to confer on any Person other than the Execution Parties any rights or remedies.

12.17           Counterparts

This Agreement may be executed in several counterparts, by original or facsimile signature or by or through such other electronic form in which an Execution Party may place or evidence its signature hereon (including an electronic scan of same), each of which so executed shall be deemed to be an original and such counterparts together shall be deemed to be one and the same agreement.

12.18           Cooperation

FirstService and FSV Holdco shall cooperate, and shall cause each of their respective Affiliates to cooperate, promptly and in good faith in implementing this Agreement. FirstService and FSV Holdco acknowledge that the matters relating to the Spin-off are complex and that there are situations that may not be dealt with specifically in this Agreement and agree that, should they occur, such situations shall be dealt with to the fullest extent possible in accordance with the general principles laid out in this Agreement.

12.19           Late Payments

Except as expressly provided to the contrary in this Agreement, any amount not paid when due pursuant to this Agreement (and any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within 60 days of such bill, invoice or other demand) shall accrue interest at a rate per annum equal to the Prime Rate plus 1.0%.

12.20           Remedies

The Execution Parties agree that money damages or other remedies at law may not be sufficient or an adequate remedy for any breach or violation of, or a default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.

12.21           Force Majeure

No Execution Party shall be deemed in default of this Agreement to the extent that any delay or failure in the performance of its obligations (other than financial obligations including obligations to make payment) under this Agreement results from any cause beyond its reasonable control and without its fault or negligence, such as acts of God, acts of civil or military authority, embargoes, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, power failures, communication failures including internet disruptions, equipment failures, labor disputes or unavailability of parts. In the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay.

12.22           Publicity

Subject to Applicable Law, prior to the Effective Date, FirstService shall be responsible for issuing any press releases or otherwise making public statements with respect to any transactions contemplated hereby or the Arrangement Agreement and no other Execution Party shall make such statements without the prior written consent of FirstService. After the Effective Date, the Execution Parties shall each consult with the other prior to issuing any press releases or making any filings with any Governmental Authority with respect to the transactions contemplated hereby or the Arrangement Agreement.

12.23           Survival of Covenants

Except as otherwise expressly set forth in this Agreement, the covenants contained in this Agreement, and the liability for the breach of any obligations contained herein or therein, shall survive the consummation of the transactions contemplated hereby and shall remain in full force and effect.

12.24           Remedies Cumulative

The rights and remedies of the Execution Parties under this Agreement are cumulative and in addition and without prejudice to and not in substitution for any rights or remedies provided by Applicable Law. Any single or partial waiver by any Execution Party hereto of any right or remedy for default or breach of any term, covenant or condition of this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such Execution Party may be lawfully entitled for the same default or breach.

12.25           Set-Off

Except as otherwise provided herein, each Execution Party shall have the right to satisfy any amount from time to time owing by it to any other Execution Party under this Agreement by way of set-off of such amounts against any amounts from time to time owing to such Execution Party by such other Execution Party under this Agreement.

12.26           Compliance with Laws

Notwithstanding any other provision of this Agreement, each of the Execution Parties shall comply with all Applicable Laws in the performance of its obligations under this Agreement.

12.27           Amendment

This Agreement may only be amended: (a) in the case of the provisions hereof that apply solely to the Parties, in writing and signed by all Parties; and (b) in the case of the provisions hereof that apply solely to the Execution Parties, in writing and signed by all Execution Parties.

12.28           Acknowledgement

The Execution Parties acknowledge that the provisions of this Agreement were negotiated to reflect an informed, voluntary allocation between them of all risks (both known and unknown) associated with transactions under this Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the Execution Parties have executed this Agreement.

FIRSTSERVICE CORPORATION

Per:	"John B. Friedrichsen"
	Name:	John B. Friedrichsen
	Title:	Senior Vice President and Chief Financial Officer

NEW FSV CORPORATION

Per:	"John B. Friedrichsen"
	Name:	John B. Friedrichsen
	Title:	Secretary

FSV HOLDCO ULC
Per:	"John B. Friedrichsen"
	Name:	John B. Friedrichsen
	Title:	President and Treasurer

FIRSTSERVICE COMMERCIAL REAL ESTATE SERVICES INC.
Per:	"John B. Friedrichsen"
	Name:	John B. Friedrichsen
	Title:	Chief Financial Officer

JAYSET CAPITAL CORP.

		Per:	"Jay S. Hennick"
			Name:	Jay S. Hennick
			Title:	President

JAYSET MANAGEMENT CIG INC.

		Per:	"Jay S. Hennick"
			Name:	Jay S. Hennick
			Title:	President

JAYSET MANAGEMENT FSV INC.
		Per:	"Jay S. Hennick"
			Name:	Jay S. Hennick
			Title:	President

SIGNED, SEALED AND DELIVERED in the presence of:	) )
)
)
"Signature of Witness"	)		"Jay S. Hennick"
Signature of Witness	)		JAY S. HENNICK
)
)
"Witness"	)
Print Name of Witness	)